As filed with the Securities and Exchange Commission on April 29, 2009
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM F-7
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

PRECISION DRILLING TRUST
(Exact name of Registrant as specified in its charter)

Alberta, Canada	1381	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
4200, 150-6th Avenue S.W., Calgary, Alberta, Canada T2P 3Y7, (403) 716-4500
(Address and telephone number of Registrant’s principal executive offices)
CT Corporation System, 350 North St. Paul Street, Dallas, Texas 75201, (214) 979-1172
(Name, address, and telephone number of agent for service in the United States)

Copies to:

David W. Wehlmann	Robert F. Gray, Jr.	William S. Osler
Precision Drilling Trust	William S. Moss III	Bennett Jones LLP
10370 Richmond Avenue,	Mayer Brown LLP	4500 Bankers Hall East
Suite 600	700 Louisiana Street, Suite 3400	855 2nd Street SW
Houston, Texas 77042	Houston, Texas 77002	Calgary, Alberta, Canada
(713) 435-6100	(713) 238-3000	T2P 4K7
Fax: (713) 435-6171	Fax: (713) 238-4600	(403) 298-3100
Fax: (403) 265-7219

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement is declared effective.

     This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box: ☐

CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum
Title of each class of	Amount to	offering price	aggregate	Amount of
securities to be registered	be registered (1) (2) (3)	per Security	offering price (2)	registration fee
Trust Units	34,441,950	CDN $3.00	CDN $103,325,849.14	$4,727.78

(1)	In U.S. dollars or the equivalent thereof in foreign denominated currencies or currency units.

(2)	Estimated solely for purposes of calculating the registration fee.

(3)	Based upon a proposed maximum offering price of Cdn$103,325,849.14 at an exchange rate of Cdn$.82 per U.S.$1.00.
     If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I
INFORMATION REQUIRED TO BE SENT TO UNITHOLDERS

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOU TO MAKE A DECISION PRIOR TO 4:30 P.M. (CALGARY TIME) ON JUNE 3, 2009. IF YOU ARE IN DOUBT AS TO HOW TO DEAL WITH IT, YOU SHOULD CONSULT YOUR INVESTMENT DEALER, STOCKBROKER, BANK MANAGER OR OTHER PROFESSIONAL ADVISOR.

This offering of securities is made in all provinces and territories of Canada, in those states in the United States where an exemption from the applicable state securities laws is immediately available and in all jurisdictions (the “Offshore Jurisdictions”) outside Canada and the United States excluding any jurisdiction that does not provide a rights offering prospectus exemption substantially similar to the exemption provided in Canada or that otherwise requires obtaining any approvals of a regulatory authority in the Offshore Jurisdiction or the filing of any documents by Precision Drilling Trust (the “Trust”) in the Offshore Jurisdiction in connection with this offering. No securities commission or similar authority in Canada has in any way passed upon the merits of the securities offered hereunder and any representation to the contrary is an offense. This offering is not, and under no circumstances is to be construed as, an offering of any securities for sale in, or to any resident of, any other jurisdiction or a solicitation therein of any offer to buy any securities of Precision Drilling Trust.

Amended and Restated Rights Offering Circular	April 27, 2009

Offering of Rights to Subscribe for Trust Units

Entitlement to Rights:	One right (a “Right”) for each trust unit of the Trust (“Trust Units”) held on the Record Date (as defined herein) and 128,562 Rights to Computershare Trust Company of Canada (“Computershare” or the “Trustee”), registrar and transfer agent for the Trust Units and holder of the special voting unit (the “Special Voting Unit”) of the Trust as trustee under the Voting and Exchange Trust Agreement dated May 7, 2005 (the “Voting and Exchange Trust Agreement”) between the Trust, Precision Drilling Limited Partnership (“PDLP”) and the Trustee, for the benefit of the holders of the 128,562 issued and outstanding Class B Limited Partnership Units (“Exchangeable Units”) of PDLP which are exchangeable into Trust Units on a one for one basis and are the economic equivalent of Trust Units. The Trustee will transfer the Rights it receives from the Trust to the holders of Exchangeable Units (the “Exchangeable Unitholders”) on the basis of one Right for each Exchangeable Unit held. Based on the number of issued and outstanding Trust Units and Exchangeable Units on the date of this Rights Offering Circular, 241,093,648 Rights will be issued under the Rights Offering.

Subscription Price:	$3.00 per Trust Unit (the “Subscription Price”).

Basic Subscription Privilege:	Seven Rights will entitle the holder to subscribe for one Trust Unit at a price of $3.00, which is a price equal to approximately 61% of the weighted average closing price for the Trust Units on the Toronto Stock Exchange (the “TSX”) for the five trading days immediately prior to the date hereof.

Additional Subscription Privilege:	Holders who exercise their Rights in full are entitled to subscribe for additional Trust Units, if available, at the Subscription Price.

Record Date:	May 5, 2009

Rights Expiry Time:	June 3, 2009 at 4:30 P.M. Calgary time (the “Rights Expiry Time”).

Maximum Trust Units Issuable:	A maximum of 34,441,950 Trust Units will be issuable pursuant to the Rights Offering, representing approximately 14.3% of the issued and outstanding Trust Units on the date hereof.

Maximum Net Proceeds:	The Rights Offering will result in maximum net proceeds of approximately $103,125,850 from the sale of the Trust Units, after deducting estimated expenses of this Rights Offering of approximately $200,000.

Minimum Proceeds:	The completion of the Rights Offering is not conditional upon the Trust receiving any minimum amount of subscriptions from holders of Rights.

Listing:	The Rights and the Trust Units issuable on exercise of the Rights will be listed for trading on the TSX and the New York Stock Exchange (“NYSE”).

In this Rights Offering Circular, all references to “$” are to Canadian dollars unless otherwise noted.

RISK FACTORS

An investment in Trust Units should be considered speculative due to the nature of the Trust’s business. See “Risk Factors” for certain considerations relevant to an investment in Trust Units.

FORWARD LOOKING STATEMENTS

This document contains certain forward-looking information and statements, including statements relating to matters that are not historical facts and statements of the Trust, beliefs, intentions and expectations about developments, results and events which will or may occur in the future, which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively the “forward-looking information and statements”). Forward-looking information and statements are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “will”, “plan”, “estimate”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook.

Forward-looking information and statements are included throughout this document and include, but are not limited to, statements with respect to: the successful completion of the Rights Offering and the use of proceeds therefrom; performance of the oil and natural gas industry, including oil and natural gas commodity prices and supply and demand; demand for and status of drilling rigs and other equipment in the oil and natural gas industry; the Trust’s business strategy, including the 2009 strategy and outlook for its business segments; the size and capabilities of the Trust’s drilling and service rig fleet, its market share and position in the markets in which it operates; the integration of Precision (as defined herein) and Grey Wolf (as defined herein); the opportunities stemming from a focus on global contract drilling through United States expansion; international diversification opportunities and complementary product line expansion; demand for the Trust’s products and services; financing strategy and compliance with debt covenants; expected results of cash conservation measures; credit risks; and other such matters.

All such forward-looking information and statements are based on certain assumptions and analyses made by the Trust in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Trust believes are appropriate in the circumstances. These statements are, however, subject to known and unknown risks and uncertainties and other factors. As a result, actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking information and statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking information and statements will transpire or occur, or if any of them do so, what benefits will be derived therefrom. These risks, uncertainties and other factors include, among others: the impact of general economic conditions in Canada and the United States; the availability of credit and equity globally to both Precision and the oil and gas companies that are its customers; industry conditions, including capital spending decisions, priority placed on high-performance rigs, the adoption of new environmental, taxation and other laws and regulations and changes in how they are interpreted and enforced; fluctuation in the demand for well servicing, contract drilling and ancillary oilfield services; the existence of operating risks inherent in well servicing, contract drilling and ancillary oilfield services; the volatility of oil and natural gas prices; oil and natural gas product supply and demand; risks inherent in the ability to generate sufficient cash flow from operations to meet current and future obligations; increased competition; sufficiency of funds for required capital expenditures, working capital and debt service; the failure to realize anticipated synergies in the Acquisition (as defined herein); the adequacy of sources of liquidity; the loss of “mutual fund trust” status; the effect of the Canadian federal government’s SIFT Rules (as defined herein); the conversion of the Trust into a corporate structure and other unforeseen conditions which could impact the use of services supplied by Precision; fluctuations in interest rates and currency exchange rates; stock market volatility; and other factors, many of which are beyond the Trust’s control.

Although management of the Trust believes that the expectations reflected in such forward looking information and statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Accordingly, readers should not place undue reliance upon any of the forward looking information and statements set out in this document. All of the forward looking information and statements of the Trust contained in this document are expressly qualified, in their entirety, by this cautionary statement. The various risks to which the Trust is exposed are described in additional detail in this document under the heading “Risk Factors”. The forward looking information and statements are made as of the date of this document, and the Trust assumes no obligation to update or revise them except as required pursuant to applicable securities laws.

PRECISION DRILLING TRUST

The Trust is an unincorporated, open-ended investment trust established under the laws of the Province of Alberta pursuant to a declaration of trust dated September 22, 2005 (the “Declaration of Trust”). The head office and principal place of business of the Trust is located at Suite 4200, 150 — 6th Avenue S.W., Calgary, Alberta, T2P 3Y7.

Pursuant to a reorganization of the former Precision Drilling Corporation (“Precision”) into a “mutual fund trust” for purposes of the Income Tax Act (Canada), as amended from time to time (the “Tax Act”), the Trust issued Trust Units to certain former shareholders of Precision in exchange for such holders’ common shares pursuant to a plan of arrangement which was approved by the former shareholders of Precision at a special meeting held on October 31, 2005 (the “Plan of Arrangement”).

Organizational Structure of the Trust

The following diagram sets forth the organizational structure of the Trust and its material subsidiaries as of the date hereof:

Notes:

(1)	As of March 31, 2009, there were 206,065,086 PDLP A Units (as defined herein) outstanding.

(2)	As of March 31, 2009, there were 128,562 Exchangeable Units outstanding.

(3)	The interest of 1194312 Alberta Ltd. in PDLP (as defined herein) is 0.001%.

BUSINESS OF PRECISION

The beneficiaries of the Trust are the holders of Trust Units (“Unitholders”). The Trust’s principal undertaking is to issue Trust Units and to indirectly carry on the business of the provision of land-based contract drilling, well servicing and ancillary oilfield services to oil and gas exploration and production companies through its direct and indirect subsidiaries. This business is carried out in two segments, Contract Drilling Services and Completion and Production Services.

Management believes that the Trust is the second largest land driller in North America, based on the number of rigs in its drilling rig fleet. The Trust has a high quality fleet consisting of 374 drilling rigs, 229 service rigs and 29 snubbing units The Trust presently operates in most conventional and unconventional oil and natural gas basins in Canada and the United States and has an emerging presence in Mexico. Management believes that the Trust’s high performance drilling rigs, supply chain management systems and technology, together with its Canadian and United States customer base, deep drilling capabilities and positions in Canadian and United States sedimentary basins, provide it with a substantial foundation for expansion, both in North America and internationally. Precision presently offers its customers a complementary suite of wellsite products and services including camp and catering, wastewater treatment and rental equipment. Most of these complementary operations and the service rig business are located in Canada.

In Canada, the Contract Drilling Services segment includes land drilling services, camp and catering services, procurement and distribution of oilfield supplies and the manufacture and refurbishment of drilling and service rig equipment, and the Completion and Production Services segment includes service rig well completion and workover services, snubbing services, wastewater treatment services and the rental of oilfield surface equipment, tubulars and well control equipment and wellsite accommodations. In the United States, the Contract Drilling Services segment includes land drilling services and trucking services for the movement of Precision rigs. Internationally, the Contract Drilling Services segment includes land drilling services. As at December 31, 2008, Precision had over 7,200 employees.

Precision’s revenue by business segment from continuing operations is illustrated in the following table:

(in thousands of Canadian dollars)

Years ended December 31,	2008(1)	2007	2006

Contract Drilling Services	$809,317	$694,340	$1,009,821
Completion and Production Services	308,624	327,471	441,017
Inter-segment Eliminations	(16,050)	(12,610)	(13,254)

Total Revenue	$1,101,891	$1,009,201	$1,437,584

Note:

(1)	Includes Precision Drilling Oilfield Services Corporation (“PDOS”) revenue for the eight day period from December 23, 2008 through December 31, 2008.

Precision Drilling Limited Partnership

PDLP is a limited partnership formed pursuant to the laws of the Province of Manitoba pursuant to a limited partnership agreement dated as of September 28, 2005 (the “Limited Partnership Agreement”). The Trust holds a 99.91% partnership interest in PDLP through its holding of Class A Limited Partnership Units (the “PDLP A Units”) and the remaining 0.09% limited partnership interest in PDLP is held by former shareholders of Precision who elected to receive Exchangeable Units which are exchangeable into Trust Units on a one for one basis and are the economic equivalent of Trust Units. The general partner of PDLP is 1194312 Alberta Ltd. (the “General Partner”) which holds a nominal (0.001%) interest in PDLP.

Precision Drilling Corporation

Precision was originally incorporated on March 25, 1985 and carried out amalgamations with wholly owned subsidiary companies on January 1, 2000, January 1, 2002 and January 1, 2004 pursuant to articles of amalgamation and the Business Corporations Act (Alberta). On November 7, 2005, Precision became a wholly owned subsidiary of PDLP. As part of the Plan of Arrangement, Precision amalgamated with a number of its wholly owned subsidiaries: 1195309 Alberta ULC on November 23, 2005; Live Well Service Ltd. on January 1, 2006; and Terra Water Group Ltd. on January 1, 2007. In each amalgamation, the name of the amalgamated company remained “Precision Drilling Corporation”.

Administration Agreement

The Trust and Precision are parties to an administration agreement entered into on November 7, 2005 (the “Administration Agreement”). Under the terms of the Administration Agreement, Precision provides administrative and support services to the Trust including, without limitation, those necessary to:

•	ensure compliance by the Trust with continuous disclosure obligations under applicable securities legislation;

•	provide investor relations services;

•	provide or cause to be provided to Unitholders all information to which such Unitholders are entitled under the Declaration of Trust, including relevant information with respect to financial reporting and income taxes;

•	call and hold meetings of Unitholders and distribute required materials, including notices of meetings and information circulars, in respect of all such meetings;

•	assist the board of trustees of the Trust (the “Board of Trustees” and each member thereof, a “Trustee”) in calculating distributions to Unitholders; and

•	generally provide all other services as may be necessary or as may be requested by the Board of Trustees.

The Acquisition

On December 23, 2008, the Trust completed the indirect acquisition of Grey Wolf, Inc. (“Grey Wolf”) (the “Acquisition”) pursuant to an agreement and plan of merger dated August 24, 2008, as amended December 2, 2008, with Grey Wolf, Precision and Precision Lobos Corporation (“Lobos” a subsidiary of the Trust). Pursuant to the Acquisition, Grey Wolf was merged with and into Lobos pursuant to the Texas Business Corporations Act and the Texas Corporation Law. Accordingly, the separate legal existence of Grey Wolf has ceased and Lobos, which was subsequently renamed “Precision Drilling Oilfield Services Corporation”, became the surviving corporation.

Material Debt

In connection with the Acquisition, Precision entered into a new US$1.2 billion senior secured credit facility (the “Secured Facility”) with a syndicate of lenders consisting of the Royal Bank of Canada, RBC Capital Markets, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., HSBC Bank Canada, HSBC Bank USA, National Association and The Toronto-Dominion Bank (the “Commitment Banks”), and certain other lenders, that is guaranteed by the Trust and is comprised of US$800 million of term loans and a US$400 million revolving credit facility and also entered into a US$400 million unsecured credit facility (sometimes referred to as a bridge loan) with certain of the Commitment Banks (the “Unsecured Facility” and, together with the Secured Facility, the “Credit Facilities”) that is also guaranteed by the Trust. The Credit Facilities funded the cash portion of the purchase price of the Acquisition and refinanced the pre-closing Precision bank debt and certain pre-closing debt obligations of Grey Wolf.

Secured Facility

As at March 31, 2009, Precision had borrowed approximately US$326 million (Cdn$411 million) under the term loan A facility (the “Term Loan A Facility”), approximately US$463 million (Cdn$584 million) under the term loan B facility (the “Term Loan B Facility”) and approximately US$87 million (Cdn$110 million) under the revolving credit facility (the “Revolving Credit Facility”). The terms of the Secured Facility include:

•	a blended effective interest rate, as at March 31, 2009, of approximately 8% per annum, before original issue discounts and upfront fees;

•	covenants requiring the Trust and Precision to comply with certain financial ratios;

•	limits on distributions based on 20% of the Trust’s operating cash flow before changes in working capital, provided that 50% of operating cash flow generated in excess of certain base case projections will also be permitted to be paid as distributions, subject to an overall cap of 30% of aggregate operating cash flow before changes in working capital; and

•	covenants that will limit the Trust’s capital expenditures above an agreed base-case, allowing for certain exceptions.

In addition, up to US$200 million of the Revolving Credit Facility is available for letters of credit in U.S. dollars and/or Canadian dollars.

The Secured Facility contains a number of affirmative covenants as well as a number of covenants that, among other things, restrict, subject to certain exceptions, the Trust’s, Precision’s and their subsidiaries’ ability to: (i) incur additional indebtedness; (ii) sell assets; (iii) pay dividends and distributions (including by the Trust to Unitholders) or purchase the Trust’s, Precision’s or their subsidiaries’ capital stock or trust units; (iv) make investments or acquisitions; (v) incur liens on their assets; (vi) enter into mergers, consolidations or amalgamations; and (vii) make capital expenditures. The Secured Facility also requires the Trust and Precision to comply with the following financial ratios:

•	a maximum total leverage ratio of 3.00 to 1.00 as at the last day of any period of four consecutive fiscal quarters of the Trust beginning March 31, 2009;

•	a minimum interest coverage ratio of 3.00 to 1.00 for any period of four consecutive fiscal quarters of the Trust beginning March 31, 2009; and

•	a minimum fixed charge coverage ratio for any period of four consecutive fiscal quarters of the Trust beginning March 31, 2009 of: (i) for any such period ending on or prior to December 31, 2010, 1.00 to 1.00; and (ii) for any such period ending after December 31, 2010, 1.05 to 1.00.

The Secured Facility requires the following amounts to be used as prepayments of the term loans: (i) 100% of the net cash proceeds of any incurrence of debt by the Trust, Precision or their subsidiaries (subject to certain exceptions); (ii) 100% of the net cash proceeds of certain sales or other dispositions of any assets belonging to the Trust, Precision or their subsidiaries, except to the extent the Trust, Precision or their subsidiaries use the proceeds from the sale or disposition to acquire, improve or repair assets useful in their business within a specified period; and (iii) 75% of the Trust’s annual excess cash flow, which percentage will be reduced to 50%, 25% and 0% if the Trust achieves and maintains a consolidated leverage ratio of less than 2.00 to 1.00, 1.25 to 1.00, and 0.75 to 1.00, respectively. The Term Loan A Facility is repayable in quarterly installments in aggregate annual amounts equal to 5% of the original principal amount thereof in the first year following the closing date, 10% of the original principal amount thereof in the second year following the closing date, 10% of the original principal amount thereof in the third year following the closing date and 15% of the original principal amount thereof in the fourth and fifth years following the closing date, with the balance payable on the final maturity date thereof, which is December 23, 2013.

The Term Loan B Facility is repayable in quarterly installments in an aggregate annual amount equal to 5% of the original principal amount thereof with the balance payable on the final maturity date thereof, which is September 30, 2014.

The Trust, Precision and their material subsidiaries organized in Canada or the United States (other than certain excluded subsidiaries) and each other subsidiary that becomes a party to the collateral documents (collectively, the “Subsidiary Guarantors”) have pledged substantially all of their tangible and intangible assets (with certain exceptions) that are located in Canada or the United States as collateral, secured by a perfected first priority lien, subject to certain permitted liens. In addition, the Trust and the Subsidiary Guarantors have guaranteed the obligations of Precision under the Secured Facility.

In order to complete a successful syndication of the Secured Facility, the Commitment Banks are entitled, prior to June 10, 2009 (extended from March 23, 2009) in consultation with Precision, to change certain of the terms of the Credit Facilities including, without limitation, to implement additional increases in interest rates, original issue discounts and/or upfront fees, reallocate within the term loans comprising the Secured Facility and amend certain covenants, financial ratio tests and other provisions for portions of the Secured Facility. It is anticipated that the Secured Facility will be successfully syndicated upon completion of the Rights Offering, primarily through the repayment and reduction of the Revolving Credit Facility and adjustments to the loan commitments of certain of the lenders under the Secured Facility.

Unsecured Facility

Approximately US$7.8 million remains outstanding under the Unsecured Facility following the repayment of substantially all of the borrowings under the Unsecured Facility with the proceeds received by the Trust and Precision pursuant to the private placement described below under the heading “Private Placement”. The remaining amount outstanding under the Unsecured Facility is intended to be repaid with the proceeds of the Rights Offering. The loans under the Unsecured Facility bear interest at a fixed rate per annum of 17%, will initially mature on December 23, 2009, and, to the extent unpaid on that date, will be converted into term loans that will mature on December 23, 2016 provided that the loans will not be converted to term loans if an event of default has occurred under the Unsecured Facility or the Secured Facility or certain other conditions are not satisfied. The Unsecured Facility has been guaranteed by the Trust and each subsidiary of the Trust that guaranteed the Secured Facility. The Unsecured Facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, the Trust’s, Precision’s and their subsidiaries’ ability to: (i) incur additional indebtedness; (ii) sell assets; (iii) incur liens on their assets; and (iv) enter into mergers, consolidations or amalgamations. The Unsecured Facility also contains customary affirmative covenants and events of default, including customary cross payment defaults.

Recent Developments

•	Within the Secured Facility, US$69 million (US$64 million on February 4, 2009 and US$5 million on March 26, 2009) has been reallocated from the Term Loan A Facility to the Term Loan B Facility. See “Business of Precision — Material Debt”.

•	As at March 20, 2009, holders of convertible notes of Grey Wolf representing US$262.3 million notified the Trust that they would be accepting the purchase offer made pursuant to the terms thereof and PDOS purchased such notes at the principal balance plus accrued interest of US$2.3 million on March 24, 2009.

•	On February 19, 2009, the Trust announced that Precision had postponed its previously announced offering of US$250 million principal amount of senior notes due 2015 due to unfavourable market conditions.

•	On February 18, 2009, the Trust closed an offering of 46 million Trust Units at a price of US$3.75 per Trust Unit for aggregate gross proceeds of US$172.5 million (the “Trust Unit Offering”). As a result of the Trust Unit Offering, the funds available under the Unsecured Facility were reduced to US$235 million.

•	On February 9, 2009, the Trust announced the suspension of cash distributions for an indefinite period. The suspension was taken in response to lower financial operating performance at the start of 2009 and will allow the Trust to increase debt repayment capability and balance sheet strength.

•	Precision has experienced a reduction in the demand for its services in late 2008 and early 2009 in correlation with the significant downward trend in oil and natural gas prices over the same period. The following table summarizes the active land-based drilling rigs of Precision and the drilling industry as a whole in Canada and the United States as at the dates indicated:

	As at December 31, 2008		As at March 31,2009
	Industry (1)	Precision(2)	Industry(1)	Precision(2)

Canada	277	61	96	32
United States	1,721	115	991	63

Total	1,998	176	1087	95

Notes:

(1)	Source: Canada — Canadian Association of Oilwell Drilling Contractors (“CAODC”); United States — Baker Hughes, Inc.

(2)	Does not include Precision’s idle but contracted drilling rigs or Precision’s two active drilling rigs in Mexico.

Management of the Trust believes that Precision will be able to meet its debt obligations under the Credit Facilities notwithstanding the current and anticipated near-term decline in drilling and well servicing activity.

•	On January 2, 2009, Precision transferred substantially all of the assets of its Precision Drilling, Rostel Industries and Columbia Oilfield Supply divisions to Precision Drilling Canada Limited Partnership (“PDCLP”) in consideration for 100% of the limited partnership interests in PDCLP. PDCLP carries on Precision’s Contract Drilling Services business.

Private Placement

On April 22, 2009, the Trust completed a private placement of 35,000,000 Trust Units at a price of $3.00 per Trust Unit and warrants to acquire 15,000,000 Trust Units at an exercise price of $3.22 per Trust Unit (the “Warrants”) for aggregate proceeds of approximately $105 million (the “Private Placement”). In addition, Precision completed a private placement of $175,000,000 principal amount of 10% senior unsecured notes (the “Senior Notes”). The purchaser of the Trust Units, Warrants and Senior Notes was Her Majesty the Queen in Right of the Province of Alberta (the “Private Placement Investor”), as represented by Alberta Investment Management Corporation. The proceeds from the issuance of the Trust Units, Warrants and Senior Notes were used to reduce the obligations of Precision under the Unsecured Facility.

The Warrants have a five-year term and, if exercised in full, will provide the Trust with additional subscription proceeds of approximately $48.3 million.

The Senior Notes have an eight-year term, with one-third of the initial outstanding principal amount payable on each of the 6th, 7th and 8th anniversaries of the closing date of the private placement. Interest on the Senior Notes is 10% per annum, payable quarterly in arrears, provided that Precision is able, in certain circumstances, to defer the payment of that interest for as much as two years, in which case the interest rate is increased to 12% and interest becomes payable on both the principal amount of the Senior Notes and the amount of the deferred interest, until the deferred interest is paid in full. The Senior Notes are unsecured and have been guaranteed by the Trust and each subsidiary of the Trust that guaranteed the Secured Facility. The terms of the Senior Notes contain a number of covenants that, among other things, restrict, subject to certain exceptions, the Trust’s, Precision’s and their subsidiaries’ ability to: (i) incur additional indebtedness; (ii) sell assets; (iii) pay dividends and distributions (including by the Trust to Unitholders) or purchase the Trust’s, Precision’s or their subsidiaries’ capital stock or trust units; (iv) make investments or acquisitions; (v) incur liens on their assets; (vi) enter into mergers, consolidations or amalgamations; and (vii) make capital expenditures. The Senior Notes also contain customary affirmative covenants and events of default. Finally, the terms of the Senior Notes also require Precision to use a specified percentage of excess cash flow to repay indebtedness under the Secured Facility in circumstances where the Trust’s consolidated debt to capitalization ratio (following the conversion of the Trust to a corporation) as at the last day of any fiscal year is in excess of 0.30 to 1.00, in addition to the prepayments from excess cash flow required to be made under the Secured Facility.

DETAILS OF THE RIGHTS OFFERING

Issue of Rights

Each Unitholder of record at the close of business on May 5, 2009 (the “Record Date”) is entitled to receive one Right for each Trust Unit held. In addition, 128,562 Rights will be provided to the Trustee as holder of the Special Voting Unit under the Voting and Exchange Trust Agreement for the benefit of the holders of the 128,562 issued and outstanding Exchangeable Units of PDLP which are exchangeable into Trust Units on a one for one basis and are the economic equivalent of Trust Units. The Trustee will transfer the Rights it receives from the Trust to the holders of Exchangeable Units on the basis of one Right for each Exchangeable Unit held. Seven Rights confer the right to subscribe for one Trust Unit (the “Basic Subscription Privilege”) at the price of $3.00 per Trust Unit (the “Subscription Price”). The Subscription Price represents a price equal to approximately 61% of the weighted average closing price for the Trust Units on the TSX for the five trading days immediately prior to the date hereof. No fractional units will be issued. The subscription by any holder exercising a number of Rights not evenly divisible by seven will be rounded down to the next whole number of Trust Units.

The offering price for the Rights was determined by the Board of Trustees having regard for regulatory requirements, and to issues such as dilution, market price, market forces, and the capital requirements of the Trust. The subscription for Trust Units upon the exercise of Rights is voluntary. Holders of Rights should consult their own advisers with respect to this Rights Offering.

The Private Placement Investor has agreed to: (i) exercise all of the rights it receives under the Rights Offering in respect of the Trust Units that it acquired pursuant to the Private Placement; and (ii) to use reasonable commercial efforts to exercise any additional subscription privilege that may be available to it under the Rights Offering with a view to acquiring up to an additional 1,666,667 Trust Units. See “Business of the Trust — Private Placement”.

Rights Certificates

The Rights are evidenced by transferable certificates in the form approved by the Trust and Computershare (the “Rights Certificates”). A Rights Certificate is being sent to each registered Unitholder and, through the Trustee, each Exchangeable Unitholder, of record as of the Record Date. A register of holders of Rights Certificates will be maintained by Computershare. The Rights are listed on the TSX under the trading symbol “PD.RT” and on the NYSE under the trading symbol “PDS RT” and the Trust Units underlying the Rights are listed on the TSX under the symbol “PD.UN” and on the NYSE under the symbol “PDS”. If a Rights Certificate is lost, stolen or destroyed, a replacement Rights Certificate shall be issued only upon compliance with applicable statutory requirements and any other reasonable requirements imposed by the Trust or Computershare. Computershare should be contacted at the subscription office listed below under “Transmittal of Rights Certificates” in the event of the loss, theft or destruction of a Rights Certificate.

A holder of a Rights Certificate does not constitute the holder of a Trust Unit.

Rights Expiry Time

The Rights Offering and the Rights evidenced by the Rights Certificates will expire at the Rights Expiry Time. The Trust reserves the right to extend the period of this Rights Offering, subject to obtaining any required regulatory approvals, if the Trust determines that the timely exercise of the Rights may have been prejudiced due to any disruption in postal service. Rights not exercised by the Rights Expiry Time will be void and without value.

Basic Subscription Privilege

Rights may be exercised by completing and signing Form 1 attached to each Rights Certificate. The holder of Rights (a “Subscriber”) or registered dealer representing such Subscriber must deliver or mail the Rights Certificate, with the total Subscription Price, to Computershare as specified below under “Transmittal of Rights Certificates”. Subscriptions may not be revoked after delivery to Computershare. The total Subscription Price must be paid in the manner described below under “Payment of Subscription Price”. Subscribers whose Rights are held by a registered dealer should contact such dealer in ample time to ensure that the completed Rights Certificates and the related payments are received by Computershare before the Rights Expiry Time.

Any Unitholder, Exchangeable Unitholder or transferee of a Rights Certificate who has any questions concerning the terms of this Rights Offering should contact their investment dealer, stockbroker, bank manager or other professional advisor.

Additional Subscription Privilege

Any holder of a Rights Certificate who exercises the right to subscribe for all the Trust Units that can be subscribed for with the Rights evidenced by such certificate pursuant to the Basic Subscription Privilege, also has the right (the “Additional Subscription Privilege”) of subscribing for additional Trust Units, if available, at the Subscription Price. The Trust Units available for such purpose (the “Remaining Trust Units”) will be those Trust Units that have not been subscribed and paid for pursuant to outstanding Rights by the Rights Expiry Time.

To exercise the Additional Subscription Privilege, any holder of a Rights Certificate who completes Form 1 on the face of the Rights Certificate for the maximum number of whole Trust Units that can be subscribed for given the number of Rights evidenced by such certificate, must also complete Form 2 on the face of the Rights Certificate and specify the number of additional Trust Units desired to be subscribed for. When the Subscriber or registered dealer representing a Subscriber delivers to Computershare the completed Rights Certificate and payment for the Trust Units initially subscribed for under Form 1, payment in the manner described below under “Payment of Subscription Price” must also be enclosed for the additional Trust Units subscribed for under Form 2, failing which such additional subscription shall be invalid. Funds received as payment of the Subscription Price for subscriptions made under the Additional Subscription Privilege will be placed in a segregated account with Computershare pending allocation of any Remaining Trust Units pursuant to the Additional Subscription Privilege.

If there are sufficient Remaining Trust Units to satisfy all additional subscriptions by participants in the Additional Subscription Privilege, each participant will be allotted the number of additional Trust Units for which they have subscribed.

If the aggregate number of Trust Units subscribed for under the Additional Subscription Privilege exceeds the number of Remaining Trust Units, the Remaining Trust Units will be allotted to each participant in the Additional Subscription Privilege on a proportionate basis in accordance with the following formula: the number of the Remaining Trust Units allotted to each participant in the Additional Subscription Privilege will be the lesser of: (a) the number of Trust Units which that participant has subscribed for under the Additional Subscription Privilege; and (b) the product (disregarding fractions) of the multiplication of the number of Remaining Trust Units by a fraction of which the numerator is the number of Trust Units subscribed for by that participant under the Basic Subscription Privilege and the denominator is the aggregate number of Trust Units subscribed for under the Basic Subscription Privilege by all participants in the Additional Subscription Privilege. If any participant has subscribed for fewer Trust Units than the number resulting from the application of the formula in (b) above, the excess Trust Units will be allotted in a similar manner among the participants who were allotted fewer Trust Units than they subscribed for.

If as a result of the application of the foregoing formula, a participant in the Additional Subscription Privilege is allotted a number of Trust Units which falls short of the number specified in Form 2 on the face of the participant’s Rights Certificate, Computershare will, when mailing the certificates for the Trust Units issued to the participant, refund, without interest, the excess portion of the total Subscription Price paid by the participant.

Purchase, Sale or Transfer of Rights

The Rights are listed and posted for trading on the TSX under the trading symbol “PD.RT” and on the NYSE under the trading symbol “PDS RT” and will remain listed and posted for trading until noon (Toronto time) on June 3, 2009.

Unitholders and Exchangeable Unitholders may sell or transfer their Rights evidenced by a Rights Certificate by completing and signing Form 3 attached to the Rights Certificate. A certificate so completed should be delivered to the appropriate person in ample time for the transferee to use it before the Rights Expiry Time.

If the Rights Certificate is properly assigned in full, it may be used by the new holder for subscription without obtaining a new Rights Certificate, provided that the signature of the new holder on the subscription form (Form 1) and Form 2, if applicable, corresponds in every particular with the name of such holder inserted at “Name of Transferee” on the transfer form (Form 3).

Payment of Subscription Price

The Subscription Price for all the Trust Units subscribed for, including those subscribed for under the Additional Subscription Privilege, must be paid in Canadian funds by certified cheque, bank draft or money order payable to the order of “Computershare Investor Services Inc.”. Unitholders holding their Trust Units through an intermediary, such as a broker, should contact their broker and make arrangements to put the broker in funds for the subscription and give appropriate instructions.

Transmittal of Rights Certificates

Subscribers or registered dealers representing Subscribers should transmit Rights Certificates by mail, hand delivery or courier to Computershare at one the following offices:

By Hand or Courier to:
9th Floor, 100 University Ave
Toronto, Ontario M5J 2Y1
Canada

By Mail to:
P.O. Box 7021
31 Adelaide St. E
Toronto, Ontario M5C 3H2
Canada
Attention: Corporate Actions

By Mail to
Suite 600, 530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Canada
Attention: Corporate Actions

In case of postal service interruption, Subscribers and registered dealers representing Subscribers should deliver the Rights Certificates by hand or by courier to one of the addresses noted above.

The method of transmittal of a Rights Certificate is at the option and risk of the person effecting the same. The Trust recommends that Rights Certificates be delivered by hand or, if mailed, sent by registered mail.

Dividing or Combining Rights Certificates

A Rights Certificate may be exchanged for two or more Rights Certificates, and two or more Rights Certificates may be exchanged for a single new Rights Certificate. In each case, the new Rights Certificate(s) will represent a whole number of Rights aggregating the same number of whole Rights as were evidenced by the original Rights Certificate(s). Such an exchange may be effected by completing Form 4 attached to the Rights Certificate and surrendering it to Computershare at an office indicated under “Transmittal of Rights Certificates”. This should be done in ample time for the new Rights Certificates to be issued and used before the Rights Expiry Time.

Delivery of Trust Unit Certificates

Certificates for the Trust Units subscribed for in accordance with the Rights Offering will be mailed to the address of the Subscriber as stated on the Rights Certificate, unless otherwise directed, as soon as practicable following the Rights Expiry Time.

Signatures

When the original holder signs any form on the Rights Certificate, the signature must correspond in every particular with the name of the holder as it appears on the face of the Rights Certificate. If the Rights Certificate is transferred (see “Purchase, Sale or Transfer of Rights”, above) the signature of the transferor must be guaranteed by a Canadian chartered bank or eligible guarantor institution with membership in an approved signature medallion program.

If a Rights Certificate is issued to or transferred to two or more persons who hold the Rights evidenced thereby jointly, the signatures of all such joint holders shall be required on the appropriate forms in order to exercise the Basic Subscription Privilege and, if applicable, the Additional Subscription Privilege, or to sell or transfer Rights.

Determinations as to Validity of Subscription

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription or request for transfer will be determined by Precision, on behalf of the Trust, in its sole discretion, whose determination shall be final and binding. All subscriptions are irrevocable. Precision, on behalf of the Trust, reserves the absolute right to reject any subscription if such subscription is not in proper form or if the acceptance thereof or the issuance of Trust Units pursuant thereto could be deemed unlawful. Without limiting the generality of the foregoing, Precision, on behalf of the Trust, shall reject a subscription received from a Subscriber if such subscription, alone or taken together with the subscriptions of Subscribers with whom such Subscriber is affiliated or associated for purposes of the unitholder rights plan agreement dated as of March 9, 2007 (the “URP Agreement”) between the Trust and Computershare, as rights agent, would result in any Subscriber becoming an Acquiring Person (as that term is defined in the URP Agreement). Precision, on behalf of the Trust, also reserves the right to waive any defect with regard to any particular subscription. Neither the Trust nor Computershare will be under any duty to give any notification of any defect or irregularity in such subscriptions nor shall either of them incur any liability for failure to give such notification. A copy of the URP Agreement is available on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

Unexercised Rights

Subject to the ability of a Rights Certificate holder to divide a Rights Certificate by completing, at the same time, Form 4 with the intention of obtaining a new certificate for the Rights such holder has chosen not to exercise, a Rights Certificate holder who, in Form 1 on the Rights Certificate, exercises some but not all of the Rights evidenced by a Rights Certificate, will be deemed to have elected to waive the unexercised balance of such Rights and such unexercised balance of Rights will be void and of no value after the Rights Expiry Time. Similarly, if a Rights Certificate holder has failed to surrender such holder’s Rights Certificate to Computershare, as of the Rights Expiry Time, has surrendered such holder’s Rights Certificate but failed to complete Form 1 or Form 3 on the Rights Certificate, or has failed to make payment of the Subscription Price in respect of any Trust Units which such holder elects to subscribe for, such holder will be deemed to have elected to waive the Rights represented by such Rights Certificate (or such portion thereof in respect of which such holder has failed to make payment) and such Rights will be void and of no value after the Rights Expiry Time.

Offshore Securityholders

Unitholders resident in or otherwise subject to the laws of the Offshore Jurisdictions (“Offshore Securityholders”) who wish to exercise the Rights represented by their Rights Certificate will be required to make the certification appearing in Form 1 as attached to the Rights Certificate (the “Offshore Exemption Confirmation”) that such Offshore Securityholder’s applicable Offshore Jurisdiction provides a rights offering prospectus exemption substantially similar to the exemption provided in Canada or does not otherwise require obtaining any approvals of a regulatory authority in the Offshore Jurisdiction or the filing of any documents by the Trust in such Offshore Jurisdiction in connection with the Rights Offering. Offshore Securityholders should consult their own legal counsel in their applicable Offshore Jurisdiction in connection with any Offshore Exemption Confirmation.

U.S. Securityholders

The offering of Rights and Trust Units issuable on exercise thereof, to or for the account of residents of the United States (“U.S. Securityholders”) is subject to various provisions of United States securities laws, and is being made only to holders of Trust Units as of the Record Date. The Trust Units issuable to such persons upon exercise of Rights will be registered on Form F-7 under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and such Trust Units will not be subject to transfer restrictions under the U.S. Securities Act, except for restrictions applicable to “affiliates” of the Trust, as such term is defined under the U.S. Securities Act.

Ineligible Securityholders

The Rights issued hereunder are only qualified for distribution in all provinces and territories of Canada, in the United States and in eligible Offshore Jurisdictions (together, the “Qualifying Jurisdictions”) and the Rights may not be exercised by or on behalf of Offshore Securityholders who fail to provide the Offshore Exemption Confirmation and return their Rights Certificate to Computershare to sell on the Offshore Securityholder’s behalf (the “Ineligible Securityholders”). Accordingly, Rights Certificates will not be sent to holders of record of Trust Units with addresses or record in any jurisdiction other than the Qualifying Jurisdictions. Instead, Ineligible Securityholders will be sent a letter advising them that their Rights Certificates will be issued to, and held by, Computershare who will hold such Rights as agent for the benefit of all Ineligible Securityholders. The Subscription Agent will, prior to the Expiry Time, attempt to sell such Rights on the open market, on a best efforts basis. See “Sale by Subscription Agent”. The Subscription Agent’s ability to sell such Rights, and the price obtained therefor, will be dependent on market conditions. The Subscription Agent shall not be subject to any liability for failure to sell any Rights of Ineligible Securityholders at a particular price, or at all.

In certain instances, Rights Certificates may, in the discretion of the Trust, be sent to a limited number of qualified holders of Trust Units resident in a jurisdiction outside of Canada or the United States where it is not unlawful to do so. As a condition to receiving any Rights Certificates, such holders may be required to provide evidence satisfactory to the Trust that it is not unlawful for them to participate in the Rights Offering.

A registered holder of Trust Units whose address appears on the records of the Trust as other than in the Qualifying Jurisdictions, but who holds Rights on behalf of a holder who is eligible to participate in the Rights Offering, must notify Computershare, in writing, on or before the 7th day prior to the Rights Expiry Time that the beneficial holder, on behalf of whom such Trust Units are held, wishes to participate in the Rights Offering. In such a case, the registered holder of Trust Units giving notification must provide evidence, satisfactory to Computershare and the Trust, as to the eligibility of the beneficial holder. Otherwise, Computershare will sell the Rights held on such beneficial holder’s behalf as described above. Accordingly, Computershare will not commence to attempt to sell Rights of Ineligible Securityholders until after the 7th day prior to the Rights Expiry Time.

Holders of Rights who are Ineligible Securityholders should be aware that the acquisition and disposition of Rights may have tax consequences in the jurisdiction where they reside and in Canada or the United States which are not described herein.

Neither the Trust nor Computershare will accept subscriptions from any holder of Rights who is, or who the Trust or Computershare has reason to believe is, a resident of a jurisdiction in which the issue of Trust Units pursuant to the exercise of Rights would be in violation of applicable securities laws. The Trust will not issue Trust Units to such a holder unless such holder is able to satisfy the Trust that the receipt by such holder of the Rights and the issuance of Trust Units pursuant to the exercise of the Rights will not be in violation of the laws of the jurisdiction of residence of such holder.

Sale by Subscription Agent

The Subscription Agent will not commence to attempt to sell Rights of Ineligible Securityholders until after the 7th day prior to the Expiry Time. The net proceeds, if any, received by Computershare from the sale of such Rights will be divided among the Ineligible Securityholders pro rata according to the number of Trust Units held by them on the Record Date. The Subscription Agent will mail cheques thereof in an amount equal to the proceeds of such sale (net of reasonable expenses and any amount withheld in respect of Canadian taxes) to Ineligible Securityholders at their addresses appearing on the records of the Trust on the Record Date as soon as possible after the Expiry Time, provided that Computershare will not be required to make any such payment to any Ineligible Securityholder in the event that the amount owing to such holder is less than $10.00. Such amount will be used by the Trust to offset a portion of the remuneration of Computershare for its services.

No charge will be made for the sale of Rights hereunder by Computershare except for a proportionate share of any brokerage commissions incurred by Computershare and the costs of or incurred by Computershare in connection with the sale of Rights. Ineligible Securityholders will not be entitled to instruct Computershare in respect to the price or the time at which the rights are to be sold. The Subscription Agent will endeavour to affect sale of Rights on the open market and any proceeds received by Computershare with respect to the sale of Rights net of brokerage fees and costs incurred and, if applicable, of Canadian tax required to be withheld, will be divided on a pro rata basis among such Ineligible Securityholders and delivered by mailing cheques (in Canadian funds) of Computershare therefor as soon as practicable to such Ineligible Securityholders as their addresses recorded on the books of the Trust. There is a risk that the proceeds received from the sale of the Rights will not exceed the brokerage commission, if any, incurred by Computershare, and charges of Computershare in respect of the sale of such Rights. In that event, no proceeds will be credited to the Ineligible Securityholders.

Listing of Underlying Trust Units

The Trust Units issuable on exercise of the Rights have been listed on the TSX under the trading symbol “PD.UN” and on the NYSE under the symbol “PDS”.

INTENTION OF INSIDERS TO EXERCISE RIGHTS

All Trustees, and all directors and officers of Precision intend to exercise at least a portion of the Rights they receive under this Rights Offering (subject to compliance with the laws of the jurisdiction in which they are resident), and those Trustees, directors and officers who exercise all of their Rights intend to exercise their Additional Subscription Privileges, if available.

As at March 31, 2009 the Trustees and the directors and officers of Precision, as a group, own or have control over 0.51% of the outstanding Trust Units. Should such Trustees, directors or officers purchase the maximum number of Trust Units pursuant to the Rights Offering, and additional Trust Units pursuant to the Additional Subscription Privilege, as applicable, the Trustees, directors or officers may increase their respective percentage ownership of the outstanding Trust Units following completion of this Rights Offering. If no other Unitholders or Exchangeable Unitholders exercise Rights pursuant to the Rights Offering and if the directors and officers of Precision exercise all their Rights they receive pursuant to the Rights Offering and the Trustees, maximum possible Rights exercisable by them pursuant to the Additional Subscription Privilege, the Trustees, directors and officers, as a group, would increase their ownership to 0.58% of the outstanding Trust Units after completion of the Rights Offering.

USE OF PROCEEDS

The Trust will receive gross proceeds from the Rights Offering of $103,325,850 and net proceeds of approximately $103,125,850 after deducting expenses of the issue estimated at approximately $200,000. The completion of the Rights Offering is not conditional upon the Trust receiving any minimum amount of subscriptions from Unitholders. The proceeds of the Rights Offering will be used to repay the balance owing on the Unsecured Facility, to reduce the Secured Facility and for general corporate purposes. See “Business of Precision — Material Debt”.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Felesky Flynn LLP, Canadian federal income tax counsel for the Trust, the following summary fairly describes the principal Canadian federal income tax considerations for the receipt of Rights under this Rights Offering Circular, as of the date of this Rights Offering Circular. This summary is only applicable to Unitholders who, for the purposes of the Tax Act and at relevant times, hold their Trust Units, and will hold the Rights and any Trust Units issued pursuant to the exercise of the Rights, as capital property, and deal at arm’s length with the Trust.

Generally, the Trust Units and Rights should be considered to be capital property to a Unitholder unless such securities are held in the course of carrying on business or were acquired in one or more transactions which constitute an adventure or concern in the nature of trade. Certain holders who are resident in Canada, who might not otherwise be considered to hold the Trust Units and the Rights as capital property, may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Trust Units, the Rights and any other Canadian security, as defined in the Tax Act, treated as capital property. Unitholders considering making such an election should consult their own tax advisors.

This summary is based on the facts set out in this Rights Offering Circular, a certificate as to certain factual matters provided by the Trust, the current provisions of the Tax Act and the accompanying Regulations in force as of the date hereof and counsel’s understanding of the current published administrative practices of the Canada Revenue Agency (“CRA”). This summary also takes into account relevant specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Rights Offering Circular (the “Proposed Amendments”). This summary is not exhaustive of all possible Canadian federal income tax consequences and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law, whether by legislative, governmental or judicial actions, or changes in the administrative or assessing practice or policies of the CRA. This summary does not take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. No assurances can be given that Proposed Amendments will be enacted as currently proposed or at all.

This summary does not apply to a recipient of Rights that is a “financial institution”, a “specified financial institution”, or to a recipient of Rights an interest in which would be a “tax shelter investment” all as defined in the Tax Act, or to a recipient of Rights to which the functional currency reporting rules in subsection 261(4) of the Tax Act apply. Any such persons who receive Rights should consult their own tax advisors with respect to the receipt of Rights.

This summary and the opinions expressed under “Eligibility for Investment” are based on the assumption that the Trust qualifies and will continue to qualify at all relevant times as a “mutual fund trust” for purposes of the Tax Act. To qualify as a “mutual fund trust”, the Trust must continuously satisfy certain requirements as to the nature of its undertakings (primarily that it must restrict its activities to the investment of funds), its ability to distribute Trust Units to the public, the dispersal of ownership of its Trust Units and the requirement that it must not be established or maintained primarily for the benefit of non-residents unless all or substantially all of its property is other than “taxable Canadian property” as defined in the Tax Act. Based upon representations made by the Trust, it is intended that the requirements necessary for the Trust to qualify as a “mutual fund trust” will continue to be satisfied so that the Trust will continue to qualify as a “mutual fund trust” at all times throughout its existence. In the event that the Trust were to cease to qualify as a “mutual fund trust” for purposes of the Tax Act, the Rights and Trust Units could cease to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, resulting in certain adverse tax consequences for such plans including, in the case of a registered education savings plan, the possibility that the plan’s registration may be revoked.

This summary is of a general nature only and does not take into account or consider the tax laws of any province or territory or of any jurisdiction outside Canada. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Unitholder or any person who acquires Rights, and no representations concerning the tax consequences to any particular Unitholder or person who acquires Rights are made. Unitholders should consult their own tax advisors regarding the income tax considerations applicable to them having regard for their particular circumstances.

Residents of Canada

This portion of the summary is applicable to a Unitholder who, for the purposes of the Tax Act and at all relevant times, is resident in Canada.

The Rights

The tax consequences applicable to a Unitholder on the receipt of a Right are subject to different interpretations and are thus, not free from doubt. The fair market value, if any, of a Right issued hereunder may be required to be included in the income of a Unitholder as a taxable benefit from the Trust. Alternatively, the issuance of a Right may be considered a distribution of the Trust’s capital such that the fair market value thereof, if any, will be deducted from the adjusted cost base of the Unitholder’s existing Trust Units. Under either alternative, the Rights would have a cost to the Unitholder equal to their fair market value at the time of issuance. However, the CRA’s current published administrative position is that where a trust grants an option to acquire units of the trust that are to be issued by the trust, there are no tax consequences to the trust or the recipient of the option. Based on this administrative position, the issuance of the Rights should have no immediate tax consequences for a Unitholder and, in particular, should not result in an income inclusion or a reduction on the adjusted cost base of the Unitholder’s existing Trust Units. Consequently, the Unitholder would be deemed to acquire the Rights at a cost of nil. Unitholders should note that neither the CRA nor a court of law is bound by such administrative positions and that the CRA may change its administrative positions at any time.

A Right acquired by a Unitholder otherwise than pursuant to this Rights Offering will be regarded as identical to every other Right held by the Unitholder at that time as capital property. For the purpose of determining the adjusted cost base of each Right held by a Unitholder, the cost of Rights so acquired must be averaged with the adjusted cost base to the Unitholder of all other Rights held as capital property immediately prior to such acquisition.

Exercise of Rights

The exercise of Rights will be deemed not to constitute a disposition of property for purposes of the Tax Act and, consequently, no gain or loss will be realized upon the exercise of Rights. A Trust Unit acquired by a Unitholder upon the exercise of Rights will have a cost to the Unitholder equal to the aggregate of the subscription price paid for such Trust Unit and the adjusted cost base, if any, to the Unitholder of the Rights so exercised. The cost of a Trust Unit acquired by a Unitholder upon the exercise of Rights generally will be averaged with the adjusted cost base to the Unitholder of all other Trust Units held at that time as capital property to determine the adjusted cost base of each such Trust Unit to the Unitholder.

Disposition of Rights

Upon the disposition of a Right by a Unitholder, other than pursuant to the exercise thereof, the Unitholder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of reasonable costs of the disposition, exceed (or are less than) the adjusted cost base of the Right to the Unitholder. One-half of any such capital gain (a “taxable capital gain”) will be included in the Unitholder’s income, and one-half of any such capital loss (an “allowable capital loss”) may generally be deducted against taxable capital gains realized by the Unitholder in the year of disposition, and any excess may be deducted against taxable capital gains in any of the three immediately preceding years, or any subsequent year, in accordance with the detailed rules in the Tax Act in that regard.

A Unitholder that throughout the relevant taxation year is a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay an additional 6 2/3% refundable tax on certain investment income, including taxable capital gains.

Capital gains realized by a Unitholder who is an individual may give rise to alternative minimum tax.

Expiry of Rights

Upon the expiry of an unexercised Right, a Unitholder will realize a capital loss equal to the adjusted cost base, if any, of the Right to the Unitholder.

Non Residents of Canada

This portion of the summary is applicable to a Unitholder who, for the purposes of the Tax Act and at all relevant times, is not resident in Canada and is not deemed to be resident in Canada, and will not use or hold or be deemed to use or hold the Rights or the Trust Units in, or in the course of, carrying on business in Canada, and is not an insurer who carries on an insurance business in Canada and elsewhere (a “Non-Resident Holder”).

The Rights

With respect to the receipt of Rights, the tax considerations for Non-Resident Holders are generally the same as for residents of Canada. See “Certain Canadian Federal Income Tax Considerations — Residents of Canada”.

Disposition of Rights

Any gains realized by a Non-Resident Holder on a disposition or deemed disposition of Rights, other than on the exchange thereof for a Trust Unit, but including on the sale thereof by Computershare, should not give rise to any tax under the Tax Act for a Non-Resident Holder unless the Rights are “taxable Canadian property” and the Non-Resident Holder is not entitled to any relief under an applicable income tax treaty. Generally, Rights should not constitute “taxable Canadian property” to a Non-Resident Holder at the time of the disposition or deemed disposition thereof unless (i) the holder uses or holds or is deemed to use or hold the Rights (or the Trust Units issuable pursuant thereto) in, or in the course of, carrying on a business in Canada, (ii) the Rights (or the Trust Units issuable pursuant thereto) are “designated insurance property” of the holder for purposes of the Tax Act, (iii) the holder, persons with whom the holder does not deal at arm’s length (within the meaning of the Tax Act) or the holder together with such persons owned 25% or more of the Trust Units at any time during the 60-month period immediately preceding the disposition, or (iv) the Trust ceases to qualify as a mutual fund trust for the purposes of the Tax Act.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Mayer Brown LLP, United States counsel to the Trust, have advised the Trust that the following is a summary of certain material United States federal income tax consequences relevant to the receipt, exercise, termination or disposition of Rights and the ownership and disposition of Trust Units, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect. The Trust has not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary applies only if a holder will hold the Rights and/or the Trust Units as capital assets within the meaning of Section 1221 of the Code. This summary also does not address the tax considerations arising under the laws of any country other than the United States, any United States state, or any local jurisdiction. In addition, this summary does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	holders subject to the alternative minimum tax;

•	tax-exempt organizations;

•	brokers or dealers in securities or commodities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	foreign (non-United States) persons or entities;

•	persons that are S-corporations, partnerships or other pass-through entities;

•	expatriates and certain former citizens or long-term residents of the United States;

•	holders whose functional currency is not the U.S. dollar;

•	persons holding the Rights and/or Trust Units as part of a hedging, straddle, conversion or constructive sale transaction or other risk reduction transactions;

•	grantor trusts;

•	real estate investment trusts or regulated investment companies;

•	holders that own stock of the Trust representing 10% or more of the voting power; or

•	persons who are resident or ordinarily resident in Canada.

Further, the following assumes that you will not, due to your particular circumstances, be restricted from receiving the Rights under applicable securities laws. You should consult your tax advisors about the United States federal, state, local and foreign tax consequences to you of the exercise or disposition of the Rights and of the ownership and disposition of the Trust Units.

The summary below applies to you only if you are a beneficial owner of Rights and/or Trust Units not resident in Canada for purposes of the income tax treaty between the United States and Canada (the “U.S. Tax Treaty”) and you are, for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for United States federal income tax purposes created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a United States court and the control of one or more United States persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

Taxation of Rights

Receipt of Rights

Under section 305 of the Code, a shareholder who receives a right to acquire shares generally will not be treated as having received a taxable distribution. However, a Unitholder who receives a Right will, in certain circumstances, be treated as having received a taxable dividend in an amount equal to the fair market value of such Right. In particular, a Unitholder who receives a Right generally will be treated as having received a taxable distribution if a Unitholder’s proportionate interest in the earnings and profits or assets of the Trust is increased and any other Unitholder receives a distribution of cash or other property. For the purposes of the preceding sentence, the term “Unitholder” includes holders of warrants, options and convertible securities. The application of this rule is complex and subject to some uncertainty if a company has warrants, options or convertible securities outstanding. While the issue is not free from doubt, we believe that the distribution of the Rights should be treated as a non-taxable stock distribution under section 305(a) of the Code and we and our agents (including the depositary) intend to treat the distribution of the Rights consistent with this belief. The following discussion assumes that our position is respected, and that you are not subject to United States federal income tax on the receipt (or deemed receipt) of a Right. However, our position is not binding on the IRS and there can be no assurance that the IRS will not disagree with such position. If our position were finally determined by the IRS or a court to be incorrect, the fair market value of the Rights you receive would be taxable to you as a dividend in the manner described below under “Taxation of Trust Units — Distributions”. You are strongly urged to consult your tax advisors regarding the risk of having a taxable distribution as a result of the receipt of the Rights.

Sale or Other Disposition of Rights

Upon a sale or other disposition of a Right, you will recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale or other disposition and your adjusted tax basis in the Right.

The amount realized on a sale or other disposition of a Right for cash generally will be the amount of cash you receive in exchange for such Right. If the consideration you receive for the Right is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received determined by reference to the spot exchange rate in effect on the date of the sale or other disposition or, if the Right sold or exchanged is traded on an “established securities market” and you are a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date.

If the fair market value of the Rights on the date of their distribution equals or exceeds 15 percent of the fair market value on such date of the Trust Units with respect to which the Rights are distributed, your tax basis in such Trust Units must be allocated between such Trust Units and the Rights. Such an allocation must be made in proportion to the fair market value of the Trust Units and the fair market value of the Rights on the date the Rights are distributed.

If the fair market value of the Rights on the date of their distribution is less than 15 percent of the fair market value on such date of the Trust Units with respect to which the Rights are distributed, your tax basis in such Rights will be zero and your basis for the Trust Units with respect to which the Rights are distributed will remain unchanged. Notwithstanding the foregoing sentence, however, you may affirmatively elect (in a statement attached to your United States federal income tax return for the year in which the Rights were received) to allocate to the Rights a portion of your basis in such Trust Units in the manner described in the immediately preceding paragraph. Any such election is irrevocable and must be applied to all of the Rights you receive pursuant to this Offering.

Subject to the passive foreign investment company rules discussed below, any gain or loss you recognize on the sale or other disposition of a Right to a third party will be long-term capital gain or loss if your holding period in the Right is deemed to be greater than one year. Your holding period in a Right will be deemed to have begun on the same date as that of the Trust Unit with respect to which you received such Right. Any gain or loss will generally be treated as United States source gain or loss. The deductibility of capital losses is subject to limitations.

Your tax basis in any foreign currency you receive on the sale or other disposition of a Right will be equal to the U.S. dollar amount that you realized on the sale or disposition. Any gain or loss you realize on a subsequent conversion of foreign currency generally will be U.S. source ordinary income or loss.

Termination of Rights

Notwithstanding the foregoing, if you allow a Right to expire without the Right being exercised, sold or exchanged by you or on your behalf, no basis will be allocated to such Right and you will not realize any loss upon the expiration of such Right.

Exercise of Rights

The exercise of a Right by you will not be a taxable transaction for United States federal income tax purposes. Your initial basis in the Trust Units acquired upon exercise of a Right generally will be equal to the amount of cash paid for the Trust Units (in U.S. dollar value of the Canadian dollar denominated subscription price determined on the date of purchase) plus your basis (if any) in the Right in U.S. dollars.

Taxation of Trust Units

Distributions

Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution by us of cash or property (including our Trust Units, unless such Trust Units are distributed pro rata to all Unitholders and certain other conditions are met) with respect to Trust Units will be includable in income by you as dividend income at the time of receipt to the extent such distributions are made from our current or accumulated earnings and profits as determined under United States federal income tax principles. Such a distribution will not be eligible for the distributions received deduction generally allowed to corporate shareholders. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in the Trust Units and thereafter as capital gain. Notwithstanding the foregoing, we do not intend to maintain calculations of earnings and profits as determined under United States federal income tax principles.

For taxable years beginning before January 1, 2011, distributions received by an individual may be eligible for preferential rates of taxation, provided (1) certain holding period requirements are satisfied, (2) we are eligible for the benefits of the U.S. Tax Treaty, and (3) we are not, and in the preceding year were not, a “passive foreign investment company”. The determination of whether a distribution qualifies for the preferential rates must be made at the time the dividend is paid.

Distributions paid in Canadian dollars, including any Canadian withholding taxes, will be included in your gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If Canadian dollars are converted into U.S. dollars on the date of receipt, you generally should not be required to recognize any foreign exchange gain or loss.

Sale or Exchange of Trust Units

Subject to the passive foreign investment company rules discussed below, generally you will recognize gain or loss on the sale or exchange of Trust Units equal to the difference between the amount realized on such sale or exchange and your adjusted tax basis in the Trust Units. Gain or loss recognized by you on the sale or exchange of a Trust Unit generally will be capital gain or loss and generally will be long-term if held more than one year and otherwise short-term. Long-term capital gains recognized by certain non-corporate United States holders, including individuals, generally will be subject to a reduced tax rate. The deductibility of capital losses is subject to limitations.

If the consideration you receive for the Trust Units is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received determined by reference to the spot exchange rate in effect on the date of the sale or other disposition or, if the Trust Unit sold or exchanged is traded on an “established securities market” and you are a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date. You will have a tax basis in any foreign currency received equal to the U.S. dollar amount realized. Any gain or loss you realize on a subsequent conversion of foreign currency will be United States source ordinary income or loss.

Foreign Tax Credit Considerations

For purposes of the United States foreign tax credit limitations, distributions on the Trust Units will be foreign source income and generally will be “passive category income” but could, in the case of certain United States holders, constitute “general category income.” In general, gain or loss realized upon sale or exchange of the Trust Units by you will be United States source income or loss, as the case may be.

Subject to certain complex limitations, including holding period requirements, generally you will be entitled to a credit against your United States federal income tax liability or a deduction in computing your United States federal taxable income in respect of any Canadian taxes withheld by us (to the extent not refundable). You should consult your tax advisors as to the consequences of Canadian withholding taxes and the availability of a foreign tax credit or deduction.

Passive Foreign Investment Company Status

In general, a non-United States corporation is classified as a passive foreign investment company (“PFIC”) for each taxable year in which (i) 75% or more of its gross income is passive income (as defined for United States federal income tax purposes) or (ii) on average for such taxable year, 50% or more (by value) of its assets either produce or are held for the production of passive income. We believe that we are not and have never been a PFIC, and expect that we will not become a PFIC in the foreseeable future. However, PFIC classification is factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually based on application of complex rules which are uncertain in some respects. Consequently, we cannot provide any assurance that we have not been or will not become a PFIC for any taxable year during which you hold or held Trust Units. If the Trust were determined to be a PFIC for any taxable year during which you held our Trust Units, you could be subject to special, adverse United States federal income tax rules (including increased tax liability and interest) on any gain realized on the sale or other disposition of Trust Units or on any “excess distribution” made to you. You should consult your tax advisors concerning the United States federal income tax consequences of the Trust being or having been a PFIC.

Information Reporting and Backup Withholding

A United States holder (other than an “exempt recipient,” including a corporation and certain other persons who, when required, demonstrate their exempt status) may be subject to backup withholding at a rate of 28%, and to information reporting requirements with respect to dividends or other payments on, and to proceeds from the sale or exchange of, Rights or Trust Units. In general, if a non-corporate United States holder subject to information reporting fails to furnish a correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements, backup withholding may apply. Backup withholding is not an additional tax and may be credited against your regular United States federal income tax liability or refunded by the IRS where applicable provided the required information is furnished to the IRS in a timely manner.

ELIGIBILITY FOR INVESTMENT

In the opinion of Felesky Flynn LLP, Canadian federal income tax counsel for the Trust, provided the Trust continues to qualify as a mutual fund trust for purposes of the Tax Act, the Rights will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered disability savings plans, deferred profit sharing plans, tax free savings accounts and registered education savings plan (collectively, “Deferred Plans”) provided that the Rights are listed on a designated stock exchange (which includes the TSX) or the Trust deals at arm’s length with each person who is an annuitant, a beneficiary, an employer or a subscriber under the governing plan of the Deferred Plan. Provided the Trust continues to qualify as a mutual fund trust for purposes of the Tax Act, the Trust Units issuable on the exercise of the Rights will be qualified investments under the Tax Act for Deferred Plans provided (i) the Trust Units are listed on a designated exchange (which includes the TSX) or (ii) the Trust qualifies as a mutual fund trust for purposes of the Tax Act.

Notwithstanding the foregoing, if the Trust Units or the Rights are “prohibited investments” for the purposes of a “tax-free savings account”, a holder of the “tax-free savings account” will be subject to a penalty tax as set out in the Tax Act. A “prohibited investment” includes an interest in a trust which does not deal at arm’s length with the holder, or an interest in a trust (or a corporation, partnership or trust with which the trust does not deal at arm’s length) in which the holder, either alone or together with persons with whom the holder does not deal at arm’s length, has a significant interest (within the meaning of the Tax Act). Subscribers are advised to consult their own tax advisors in this regard.

DESCRIPTION OF THE TRUST UNITS

Issuance of Trust Units

The Declaration of Trust provides that Trust Units, including rights, warrants, options or other securities convertible into or exchangeable for Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Trustees may determine. The Declaration of Trust also provides that the Trustees may authorize the creation and issuance of any type of debt securities or convertible debt securities of the Trust from time to time on such terms and conditions to such persons and for such consideration as the Trustees may determine.

Purchase of Trust Units

The Trust may from time to time purchase for cancellation some or all of the Trust Units (or other securities of the Trust which may be issued and outstanding from time to time) in the market, by private agreement or upon any recognized stock exchange on which such Trust Units are traded or pursuant to tenders received by the Trust upon request for tenders addressed to all holders of record of Trust Units, provided in each case that the Trustees have determined that such purchases are in the best interests of the Trust. Any such purchases may constitute an “issuer bid” under Canadian provincial securities legislation and must be conducted in accordance with the applicable requirements thereof.

Cash Distributions

On February 9, 2009, the Trust announced that it had suspended cash distributions for an indefinite period. This measure was taken in response to lower financial operating performance at the start of 2009. The previously announced distribution of $0.04 per unit payable on February 17, 2009 to Trust and PDLP Unitholders of record on January 30, 2009 was unaffected by the suspension. The Trust will continue to monitor its financial situation and evaluate the possibility of the reinstatement of monthly cash distributions based on the relevant factors in effect from time to time. See “Risk Factors — Distributions on Trust Units have been suspended and may not be reinstated”.

Under the terms of the Declaration of Trust, the Trust is required to make distributions to Unitholders in amounts at least equal to its taxable income. Distributions may be monthly or special and in cash or in Trust Units (“in-kind”) at the discretion of the Board of Trustees. To the extent that additional cash distributions are paid and capital expenditure or investment programs are not adjusted, debt levels may increase. In the event that a distribution in the form of Trust Units is declared, the terms of the Declaration of Trust require that the outstanding Trust Units be consolidated immediately subsequent to the distribution. The number of outstanding Trust Units would remain at the number outstanding immediately prior to the Trust Unit distribution and an amount equal to the distribution would be allocated to the holders of Trust Units. For greater clarity, holders of Trust Units do not receive additional Trust Units during an “in-kind” issuance and consolidation process.

The Board of Trustees reviews the Trust’s distribution policy from time to time. The actual amount distributed is dependent on various economic factors and distributions are declared at the discretion of the Board of Trustees. The actual cash flow available for distribution to Unitholders is a function of numerous factors, including the Trust’s, PDLP’s and Precision’s financial performance; debt covenants and obligations; working capital requirements; maintenance expenditures and expansion capital expenditure requirements for the purchase of property, plant and equipment and the number of Trust Units and Exchangeable Units issued and outstanding.

Trust Unit Redemption Right

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of a duly completed and properly executed notice requesting the Trust to redeem Trust Units. Upon receipt of the notice to redeem Trust Units by the Trust, the holder thereof shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefor unless the redemption payment is not made as required) including the right to receive any distributions thereon which are declared payable on a date subsequent to the day of receipt by the Trust of the notice requesting redemption.

Cash Redemption

Upon receipt by the Trust of a notice to redeem Trust Units, the tendering Unitholder will thereafter be entitled to receive a price per Trust Unit (the “Market Redemption Price”) equal to the lesser of: (a) 90% of the market price per Trust Unit on the principal stock exchange on which the Trust Units are listed (or, if the Trust Units are not listed on any such exchange, on the principal market on which the Trust Units are quoted for trading) during the period of the last 10 trading days immediately prior to the date on which the Trust Units were tendered for redemption; and (b) the closing market price per Trust Unit on the principal stock exchange on which the Trust Units are listed (or, if the Trust Units are not listed on any such exchange, on the principal market on which the Trust Units are quoted for trading) on the date that the Trust Units were tendered for redemption.

The aggregate Market Redemption Price payable by the Trust in respect of the Trust Units tendered for redemption during any calendar month shall be satisfied by way of a cash payment on the last day of the calendar month following the month in which the Trust Units were tendered for redemption.

Unitholders will not receive cash upon the redemption of their Trust Units if:

(a)	the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month exceeds $50,000; provided that the Trustees may, in their sole discretion, waive such limitation in respect of all Trust Units tendered for redemption in any calendar month. If this limitation is not so waived, the Trust Units tendered for redemption in such calendar month shall be redeemed for cash based on the Market Redemption Price and, unless any applicable regulatory approvals are required, by a distribution in specie of the Trust’s assets, which may include Redemption Notes (as defined below) or other assets held by the Trust, on a pro-rata basis;

(b)	at the time such Trust Units are tendered for redemption, the outstanding Trust Units are not listed for trading on the TSX or traded or quoted on any stock exchange or market which the Trustees consider, in their sole opinion, provides representative fair market value prices for the Trust Units;

(c)	the normal trading of the Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date that such Trust Units tendered for redemption were tendered to the Trust for redemption or for more than five trading days during the ten day trading period prior to the date on which such Trust Units were tendered for redemption; or

(d)	the redemption of Trust Units will result in the delisting of the Trust Units on the principal stock exchange on which the Trust Units are listed.

In Specie Redemption

If a Unitholder is not entitled to receive cash upon the redemption of Trust Units as a result of one or more of the foregoing limitations, then each Trust Unit tendered for redemption will, subject to any applicable regulatory approvals, be redeemed by way of a distribution in specie. In such circumstances, the support agreement dated November 7, 2005, among the Trust, PDLP, the General Partner and Precision (the “Support Agreement”) provides that, upon the direction of the Trustees, PDLP will request partial repayment of the debt incurred by Precision in connection with its conversion into a trust structure and use the funds received therefrom to subscribe for new notes from Precision (the “Redemption Notes”) with a 15 year maturity and that will bear interest at a market rate to be determined by the Board of Directors of Precision, payable monthly in arrears on the 15th day of each calendar month that such Redemption Note is outstanding.

Pursuant to the terms of the Support Agreement, PDLP will distribute the Redemption Notes to the Trust as the holder of Class A limited partnership units of PDLP and the Trust will distribute these Redemption Notes to the redeeming Unitholders in satisfaction of the Market Redemption Price.

Pursuant to the terms of the Support Agreement, Precision has agreed to enter into a note indenture, prior to issuance of the Redemption Notes, that will set out the definitive terms of the Redemption Notes and provide for a note trustee. The Support Agreement provides that the Redemption Notes will be direct, subordinated obligations of Precision ranking subordinate to all senior unsecured indebtedness. The Support Agreement further provides that the note indenture governing the Redemption Notes must contain events of default that are market standard for notes of this nature, the occurrence of which will result in the principal and any accrued and unpaid interest on the Redemption Notes being immediately due and payable.

Rather than distributing Redemption Notes in satisfaction of the Market Redemption Price for Trust Units tendered for redemption in the circumstances described above, the Trustees may, provided certain conditions have been met, determine to satisfy the Market Redemption Price by way of an alternate distribution in specie to redeeming Unitholders. In order to make an in specie distribution other than Redemption Notes to redeeming Unitholders or for the Trust to redeem Trust Units with its own indebtedness, the Trustees must have received both a written opinion of tax counsel that such a distribution of Trust assets does not have a material adverse effect on other Unitholders and a written opinion from a financial advisor that such Trust assets being distributed in lieu of Redemption Notes would be reasonably considered to be financially equivalent in value to Redemption Notes.

Where the Trust makes a distribution in specie of any assets of the Trust on the redemption of Trust Units by a Unitholder, the Trustees retain the discretion to designate to the account of such Unitholder any capital gains realized by the Trust or income of the Trust arising as a result of such redemption and distribution. It is anticipated that the redemption right described above will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units.

Redemption Notes or other Trust assets that may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange, no market is expected to develop in Redemption Notes or other Trust assets and they may be subject to resale restrictions under applicable securities laws. Redemption Notes or other Trust assets so distributed may not be qualified investments for Exempt Plans (as defined herein) depending on the circumstances at the time. See “Risk Factors — Risks Relating to the Structure of the Trust”.

The aggregate Market Redemption Price payable by the Trust in respect of the Trust Units tendered for redemption during any calendar month shall be paid by the transfer, to or to the order of the Unitholder who exercised the right of redemption, on the last day of the calendar month following the month in which the Trust Units were tendered for redemption, of Redemption Notes or Trust assets, as the case may be.

Meetings of Unitholders

The Declaration of Trust provides that meetings of Unitholders must be called and held for, among other matters, the election of Trustees, the appointment or removal of the auditors of the Trust, the approval of amendments to the Declaration of Trust (except as described below under “Amendments to the Declaration of Trust”), the sale of all or substantially all of the Trust’s assets and the dissolution or termination of the Trust. Meetings of Unitholders will be called and held annually for, among other things, the election of Trustees and the appointment of the auditors of the Trust.

A meeting of Unitholders may be convened at any time and for any purpose by the Trustees and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 5% of all votes entitled to be voted at a meeting of Unitholders (including the votes attached to Exchangeable Units by virtue of the Special Voting Unit of the Trust issued pursuant to the Voting and Exchange Trust Agreement) by a written requisition. A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called.

Subject to the Voting and Exchange Trust Agreement, only Unitholders of record may attend and vote at meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 5% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings. For the purposes of determining such quorum, the Special Voting Unit shall be regarded as representing outstanding Trust Units equivalent in number to the number of Exchangeable Units represented by proxy by Computershare at such meeting.

The Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders in accordance with the requirements of applicable laws.

Limitation on Non-Resident Ownership

It is in the best interest of Unitholders that the Trust always qualify as a “mutual fund trust” under the Tax Act and in order to ensure the maintenance of such status the Declaration of Trust provides, in part, that:

(a)	if determined necessary or desirable by the Trustees, in their sole discretion, the Trust may, from time to time, among other things, take all necessary steps to monitor the activities of the Trust and ownership of the Trust Units. If at any time the Trust or the Trustees become aware that the activities of the Trust and/or ownership of the Trust Units by non-residents of Canada may threaten the status of the Trust under the Tax Act as a “unit trust” or a “mutual fund trust”, the Trust, by or through the Trustees on the Trust’s behalf, is authorized to take such action as may be necessary in the opinion of the Trustees to maintain the status of the Trust as a “unit trust” or a “mutual fund trust” including, without limitation, the imposition of restrictions on the issuance by the Trust of Trust Units or the transfer by any Unitholder of Trust Units to a non-resident of Canada and/or require the sale of Trust Units by non-residents of Canada on a basis determined by the Trustees and/or suspend distribution and/or other rights in respect of Trust Units held by non-residents of Canada transferred contrary to the foregoing provisions or not sold in accordance with the requirements thereof; and

(b)	in addition to the foregoing, the transfer agent of the Trust Units, by or through the Trustees may, if determined appropriate by the Trustees, establish operating procedures for, and maintain, a reservation system which may limit the number of Trust Units that non-residents of Canada may hold, limit the transfer of the legal or beneficial interest in any Trust Units to non-residents of Canada unless selected through a process determined appropriate by the Trustees, which may either be a random selection process or a selection process based on the first to register, or such other basis as determined by the Trustees. The operating procedures relating to such reservation system shall be determined by the Trustees and, prior to implementation, the Trust shall publicly announce the implementation of the same. Such operating procedures may, among other things, provide that any transfer of a legal or beneficial interest in any Trust Units contrary to the provisions of such reservation system may not be recognized by the Trust.

Amendments to the Declaration of Trust

The Trustees may, without the consent, approval or ratification of any of the Unitholders, amend the Declaration of Trust at any time:

(a)	for the purpose of ensuring the Trust’s continuing compliance with applicable laws, regulations or policies of any governmental authority having jurisdiction over the Trustees or the Trust;

(b)	in a manner which, in the opinion of the Trustees, provides additional protection for the Unitholders;

(c)	in a manner which, in the opinion of the Trustees, is necessary or desirable as a result of changes in Canadian tax laws;

(d)	to remove any conflicts or inconsistencies in the Declaration of Trust or to make minor corrections which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Unitholders; or

(e)	to change the situs of, or the laws governing, the Trust which, in the opinion of the Trustees is desirable in order to provide Unitholders with the benefit of any legislation limiting their liability.

Term of the Trust

The Unitholders may vote by special resolution to terminate the Trust at any meeting of the Unitholders duly called for that purpose, following which the Trustees shall commence to wind-up the affairs of the Trust (and shall thereafter be restricted to only such activities).

Unless the Trust is earlier terminated or extended by vote of the Unitholders, the Trustees shall commence to wind-up the affairs of the Trust on such date as may be determined by the Trustees, being not more than two years prior to the earlier of September 21, 2105 and the date which is one day prior to the date, if any, the Trust would otherwise be void by virtue of any applicable rule against perpetuities then in force in Alberta. In the event that the Trust is wound-up, the Trustees will sell and convert into money the assets of the Trust in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the property of the Trust, and shall in all respects act in accordance with the directions, if any, of the Unitholders (in respect of termination authorized pursuant to a special resolution). After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustees shall, subject to obtaining all necessary regulatory approvals, distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the Trust’s assets pro-rata among the Unitholders.

Take-Over Bids

The Declaration of Trust contains provisions to the effect that if a take-over bid, as defined under the Securities Act (Alberta), is made for the Trust Units and not less than 90% of the Trust Units (including Trust Units issuable upon the conversion, exercise or exchange of any securities exchangeable into Trust Units but not including any Trust Units held at the date of the take-over bid by or on behalf of, or issuable to, the offeror or an affiliate or associate of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units and Exchangeable Units held by Unitholders who did not accept the take-over bid on the terms offered by the offeror.

PRINCIPAL UNITHOLDERS

An unlimited number of Trust Units may be created and issued by the Trust. At the date of this Rights Offering Circular the Trust had outstanding 241,065,086 Trust Units, each Trust Unit carrying the right to one vote. The Trust Units are the only class of voting securities of the Trust which are issued and outstanding. To the knowledge of the Board of Trustees, the board of directors and executive officers of Precision, as at the date of this Rights Offering Circular, the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over Trust Units entitled to more than ten percent (10%) of the outstanding Trust Units are as follows:

Name	Number of Trust Units	Percentage of Outstanding Trust Units

Private Placement Investor	35,000,000	14.5%

At the date of this Rights Offering Circular, PDLP had outstanding 206,065,086 Class A Limited Partnership Units, each of which is held by the Trust, and 128,562 Exchangeable Units, each of which are held by former shareholders of

Precision who elected to receive Exchangeable Units in lieu of Trust Units at the time of the reorganization of the business of Precision into the Trust. The Exchangeable Units are the economic equivalent of the Trust Units, are exchangeable for Trust Units on a one-for-one basis at the option of the holder, entitle the holder to receive cash payments equal to cash distributions made by the Trust on the Trust Units, and entitle the holder to direct the Voting and Exchange Trustee to vote the Special Voting Unit at all meetings of holders of Trust Units. The Exchangeable Units are the only class of voting securities of PDLP which are issued and outstanding. To the knowledge of the directors and officers of the General Partner, a wholly-owned subsidiary of the Trust which has the exclusive authority to manage the business and affairs of PDLP on behalf of the Trust, as at the date of this Rights Offering

Circular, no person or company beneficially owned, directly or indirectly, or exercised control or direction over Exchangeable Units entitled to more than ten percent (10%) of the outstanding Trust Units.

CHANGES OF OWNERSHIP

Since December 31, 2008, there have been no issuances of Trust Units that have materially affected the control of the Trust and, to the knowledge of the directors and officers of Precision, no transfers of Trust Units that have materially affected the control of the Trust, except as described under the heading “Business of Precision — Private Placement”.

STATEMENT AS TO RESALE RESTRICTIONS

Securities legislation in Canada restricts the ability of a holder to trade the Rights and the Trust Units issuable upon the exercise of such Rights (the Rights and the Trust Units collectively, the “Securities”), without certain conditions having been fulfilled or applicable prospectus requirements having being complied with. The following is a general summary of the restrictions governing the first trade in the Securities. Additional restrictions apply to “insiders” and holders of the Securities who are “control persons” or the equivalent or who are deemed to be part of what is commonly referred to as a “control block” in respect of the Trust for purposes of securities legislation. Each holder is urged to consult his or her professional advisors to determine the exact conditions and restrictions applicable to trades of the Securities.

Generally, in Canada, the Securities will be exempt from the prospectus requirements of securities legislation in the Canadian Qualifying Jurisdictions if:

(a)	the Trust is and has been a “reporting issuer” for the four months immediately preceding the trade and is a “qualifying issuer”, as defined in National Instrument 45-102, or if the Trust is not a “qualifying issuer”, then the Trust is and has been a “reporting issuer” for the twelve months immediately preceding the trade;

(b)	the trade is not a “control distribution” as defined in the applicable securities legislation;

(c)	no unusual effort is made to prepare the market or to create a demand for the Securities;

(d)	no extraordinary commission or other consideration is paid in respect of such trade; and

(e)	if the seller is an insider or officer of the Trust, the seller has no reasonable grounds to believe that the Trust is in default of applicable securities legislation.

If such conditions have not been met, then the Securities may not be resold except pursuant to a prospectus or prospectus exemption, which may only be available in limited circumstances.

The Trust has been a reporting issuer for more than twelve months in each of the provinces of Ontario, Alberta, British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

The foregoing is a summary only and is not intended to be exhaustive. Holders of Rights should consult with their advisors concerning restrictions on resale, and should not resell their Securities until they have determined that any such resale is in compliance with the requirements of applicable legislation.

RISK FACTORS

An investment in the Trust Units is subject to certain risks. Investors should carefully review and consider the risks described below and all other information contained herein before making an investment decision and consult their own experts where necessary. Investors are also directed to the risk factors set out under the heading “Risk Factors” in the Annual Information Form of the Trust for the fiscal year ended December 31, 2008 which has been filed with the securities regulatory authorities in each of the provinces of Canada and with the Securities and Exchange Commission the

United States (the “SEC”). The Annual Information Form is available in Canada on SEDAR at www.sedar.com. The Annual Information Form is available on Form 40-F in the United States on the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

Risks Relating To The Structure Of The Trust

Trust Units have certain risks not associated with traditional investments in the oil and natural gas services business.

The Trust Units do not represent a traditional investment in the oil and natural gas services business and should not be viewed as shares of a corporation. The Trust Units represent a fractional interest in the Trust. Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions. The Trust’s sole assets are the shares of the General Partner, the Class A Limited Partnership Units of PDLP and other investments in securities. The price per Trust Unit is a function of anticipated net earnings, the amount of cash distributions paid by the Trust to Unitholders, the underlying assets of the Trust and management’s ability to effect long-term growth in the value of Precision and other entities now or hereafter owned directly or indirectly by the Trust. The market price of the Trust Units are sensitive to a variety of market conditions including, but not limited to, interest rates, the growth of the general economy, the price of crude oil and natural gas and changes in law. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

The Trust is not a legally recognized entity within the relevant definitions of the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) and, in some cases, the Winding Up and Restructuring Act (Canada). As a result, in the event a restructuring of the Trust were necessary, the Trust would not be able to access the remedies available thereunder. In the event of a restructuring, the position of Unitholders may be different than that of the shareholders of a corporation.

Sales of additional Trust Units could negatively affect the value of the Trust Units.

The Trust may issue additional Trust Units in the future to fund the requirements of the Trust, Precision and other entities now or hereafter owned directly or indirectly by the Trust. Such additional Trust Units may be issued without the approval of Unitholders. Unitholders have no pre-emptive rights in connection with such additional issues. The Board of Trustees has discretion in connection with the price and the other terms of the issue of such additional Trust Units.

The price of Trust Units may experience volatility.

The price of Trust Units may be volatile.  Some of the factors that could affect the price of the Trust Units are increases or decreases in revenue or earnings, changes in cash distributions made by the Trust, changes in revenue or earnings estimates by the investment community, the ability of the Trust to realize the expected benefits from the Acquisition and speculation in the press or investment community about the Trust’s financial condition or results of operations. General market conditions and Canadian, United States or international economic factors and political events unrelated to the performance of the Trust may also affect the price of Trust Units. For these reasons, investors should not rely on past trends in the price of Trust Units to predict the future price of Trust Units or the Trust’s financial results. Precision has experienced a reduction in the demand for its services in late 2008 and early 2009 in correlation with the significant downward trend in oil and natural gas prices over the same period.

The Trust is dependent on Precision and its subsidiaries for the amount of cash available for distributions.

To receive cash available for distribution, the Trust is dependent on the operations and assets of Precision (as well as its direct and indirect subsidiaries, including PDOS, the former Grey Wolf) through its interest in PDLP, which in turn owns 100% of the shares of Precision and the Promissory Note. Distributions to Unitholders are dependent on the ability of Precision to make principal and interest payments on the Promissory Note, dividends and return of capital payments. The actual amount of cash available for distribution is dependent upon numerous factors relating to the business of Precision including profitability, changes in revenue, fluctuations in working capital, capital expenditure levels, applicable laws, compliance with contracts, contractual restrictions contained in the instruments governing its indebtedness, the impact of interest rates, the growth of the general economy, industry activity, the price of crude oil and natural gas, changes to tax laws, weather, future capital requirements and the number of Trust Units and Exchangeable Units issued and outstanding and potential tax liabilities resulting from any successful reassessments of prior taxation years by taxation authorities.

Any reduction in the amount of cash available for distribution, or actually distributed, by Precision to the Trust will adversely impact or limit the amount of cash available for distributions by the Trust to Unitholders. The market value of the Trust Units may deteriorate if the Trust is unable to meet distribution expectations in the future, and such deterioration may be material. See “Risk Factors — Distributions on the Trust Units have been suspended and may not be reinstated”.

Distributions on the Trust Units have been suspended and may not be reinstated.

On February 9, 2009, the Trust announced that it had suspended cash distributions for an indefinite period. The Trust’s ability to resume making cash distributions, if any, in the future and the actual cash flow available for distribution to Unitholders is a function of numerous factors including, among other things, the Trust’s, Precision’s and PDLP’s financial performance; debt covenants and obligations; working capital requirements; future upgrade capital expenditures and future expansion capital expenditure requirements for the purchase of property, plant and equipment; tax obligations; the impact of interest rates and/or foreign exchange rates; the growth of the general economy; the price of crude oil and natural gas; weather; and number of Trust Units and Exchangeable Units issued and outstanding. Cash distributions may or may not be reinstated, may be reinstated at amounts different than historical or recent amounts (and subsequently increased or reduced) or may be eliminated entirely depending on the Trust’s operations and the performance of its assets. The market value of the Trust Units may deteriorate if the Trust is unable to reinstate its cash distributions or otherwise meet cash distribution expectations in the future, and that deterioration may be material. See “Risk Factors — The Trust is dependent on Precision and its subsidiaries for the amount of cash available for distributions”.

The Trust’s debt service obligations may limit the amount of cash available for distributions.

The Trust and its affiliates may, from time to time, finance a significant portion of their growth (either from acquisitions or capital expenditure additions) and operations through debt. Amounts paid in respect of interest and principal on debt incurred by Precision and its affiliates may impair Precision’s ability to satisfy its obligations under its debt instruments. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to service debt before payment of inter-entity debt. This may result in lower levels of cash available for distribution by the Trust. Ultimately, subordination agreements or other debt obligations (including the terms of the Credit Facilities and the Senior Notes, see “Business of Precision — Material Debt”) could preclude distributions altogether. See “Risk Factors — Risks Relating to the Acquisition”.

The terms of the documents governing the Credit Facilities and the Senior Notes contain provisions that in effect ensure that the lenders and the noteholder have priority as to payment over the Unitholders in respect to the assets and income of the Trust and its subsidiaries. Amounts due and owing to the lenders under the Credit Facilities and to the holder of the Senior Notes must be paid before any distributions can be made to Unitholders. This relative priority of payments could result in a temporary or permanent interruption of distributions to Unitholders. See “Risk Factors — Distributions on the Trust Units have been suspended and may not be reinstated”.

The Trust may not be able to obtain financing or obtain financing on acceptable terms because of the deterioration of the credit and capital markets.

On February 19, 2009, the Trust announced that Precision had postponed its previously announced offering of US$250 million principal amount of senior notes due 2015 due to unfavourable market conditions. Global financial markets and economic conditions have been, and continue to be, disrupted and volatile. The debt and equity capital markets have been exceedingly distressed. The re-pricing of credit risk and the current weak economic conditions have made, and will likely continue to make, it difficult to obtain funding on acceptable terms, if at all. In particular, the cost of raising money in the debt and equity capital markets has increased substantially, while the availability of funds from those markets has diminished significantly. Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders and institutional investors have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at maturity at all or on terms similar to the Trust’s current debt and reduced and, in some cases, ceased to provide funding to borrowers.

If the Trust’s business does not generate sufficient cash flow from operations to enable it to pay its indebtedness or to fund its other liquidity needs, then, as a consequence of these changes in the credit markets, the Trust cannot assure that future borrowings will be available to it under its credit facilities in sufficient amounts, either because the Trust’s lending counterparties may be unwilling or unable to meet their funding obligations or because the Trust’s borrowing base may decrease as a result of lower asset valuations, operating difficulties, lending requirements or regulations, or for any other reason. Moreover, even if lenders and institutional investors are willing and able to provide adequate funding, interest rates may rise in the future and therefore increase the cost of borrowing the Trust incurs on any of its floating rate debt. Finally, the Trust may need to refinance all or a portion of its indebtedness on or before maturity, sell assets, reduce or delay capital expenditures, seek additional equity financing or seek third-party financing to satisfy such obligations. The Trust cannot assure that it will be able to refinance any of its indebtedness on commercially reasonable terms or at all. There can be no assurance that the Trust’s business, liquidity, financial condition, or results of operations will not be materially and adversely impacted in the future as a result of the existing or future credit market conditions. See “Business of Precision — Material Debt”.

Precision may be unable to obtain access to additional financing.

Precision may find it necessary in the future to obtain additional debt or equity financing through the Trust to support ongoing operations, to undertake capital expenditures, to repay existing indebtedness or to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to Precision when needed or on terms acceptable or favourable to Precision. Precision’s inability to raise financing to support ongoing operations or to fund capital expenditures, acquisitions, debt repayments or other business combination transactions could limit Precision’s growth and may have a material adverse effect upon Precision. See “Business of Precision — Material Debt”.

Risks associated with the taxation of the Trust and Precision could negatively affect the value of the Trust Units.

There can be no assurance that Canadian federal income tax laws and administrative policies respecting the treatment of “mutual fund trusts” will not be changed in a manner that adversely affects Unitholders. For example, if the Trust ceases to qualify as a “mutual fund trust” under the Tax Act, certain Canadian income tax considerations would be materially and adversely different in certain respects.

To qualify as a “mutual fund trust” for purposes of the Tax Act the Trust must continuously satisfy certain requirements as to the nature of its undertakings (primarily that it must restrict its activities to the investment of funds), its ability to distribute Trust Units to the public, the dispersal of ownership of its Trust Units and the requirement that, unless it meets certain exceptions, it must not be reasonable to consider that it was established or is maintained primarily for the benefit of Non-Canadian Holders (as defined herein).

As noted above, the Tax Act provides that a trust will not be considered to be a “mutual fund trust” for purposes of the Tax Act if it is established or is maintained primarily for the benefit of non-residents of Canada. However, this disqualification rule does not apply if all or substantially all of the trust’s property is property other than “taxable Canadian property” as defined in the Tax Act. Although no assurances can be provided, all or substantially all of the assets of the Trust should be property other than “taxable Canadian property” as defined in the Tax Act.

Relevant specific proposals to amend the Tax Act that have been publicly announced by the Minister of Finance (Canada) prior to the date of this Document (the “Proposed Amendments”) provide that the Trust will lose its status as a “mutual fund trust” if the aggregate fair market value of all Trust Units issued by the Trust and held by one or more non-residents of Canada or partnerships that are not “Canadian partnerships” (as defined in the Tax Act) is more than 50% of the aggregate fair market value of all of the Trust Units issued by the Trust and if more than 10% (based on fair market value) of the Trust’s property consists of certain types of “taxable Canadian property”, “Canadian resource property” or “timber resource property”, all as defined in the Tax Act. Since no more than 10% of the Trust’s property should be “taxable Canadian property”, “Canadian resource property” or “timber resource property” these Proposed Amendments should not adversely affect the Trust’s status as a “mutual fund trust”. However, no assurances can be provided that no more than 10% of the Trust’s property will be “taxable Canadian property”, “Canadian resource property” or “timber resource property” and, therefore, that, if enacted, these Proposed Amendments would not adversely affect the Trust’s status as a “mutual fund trust” under the Tax Act.

Provided the Trust satisfies the foregoing requirements it should be a “mutual fund trust” for purposes of the Tax Act. If the Trust ceased to qualify as a “mutual fund trust” under the Tax Act, certain Canadian federal income tax considerations would be materially and adversely different in certain respects.

Moreover, if the Trust were to cease to qualify as a “mutual fund trust”, Trust Units and Rights held by Unitholders who are not resident in Canada for the purposes of the Tax Act (“Non-Canadian Holders”) would become “taxable Canadian property” under the Tax Act. These Non-Canadian Holders would be subject to Canadian income tax on any gains realized on a disposition of the Trust Units or Rights held by them unless they were exempt under an income tax convention, and Non-Canadian Holders may be subject to certain notification and withholding requirements on a disposition of their Trust Units or Rights. In addition, the Trust would be taxed on certain types of income distributed to Unitholders (apart from under the specified investment flow-through legislation discussed below). Payment of this tax may have adverse consequences for some Unitholders, particularly Non-Canadian Holders and residents of Canada that are otherwise exempt from Canadian income tax.

The SIFT Rules apply to trusts that are resident in Canada for purposes of the Tax Act, that hold one or more “non-portfolio properties”, and the trust units of which are listed on a stock exchange or other public market. A SIFT trust effectively is subject to tax on its income from non-portfolio properties and taxable capital gains from dispositions of non-portfolio properties paid, or made payable, to unitholders at a rate comparable to the combined federal and provincial corporate income tax rate.

In general terms, a trust that existed on October 31, 2006 and to which the SIFT Rules otherwise would apply (i.e., the Trust), should not become a SIFT trust until the earlier of January 1, 2011 or the first day after December 15, 2006 that the trust exceeds “normal growth” determined by reference to the Guidelines. The Guidelines provide that a trust should not be considered to exceed “normal growth” if the trust does not issue new equity (including convertible debentures or other equity substitutes) that exceeds the greater of $50 million per year or certain specified “safe harbour” amounts based on the market capitalization of the trust on October 31, 2006.

Provided that the Trust does not issue new equity (including debt that is convertible into equity) in an amount greater than the “safe-harbour” amount of $4 billion determined by reference to the market capitalization of the Trust on October 31, 2006, the Trust should not be considered to exceed “normal growth” as set forth in the Guidelines. No assurances can be provided that the Trust will not otherwise become a SIFT trust prior to January 1, 2011.

As part of its ongoing strategic planning, the Trust will continue to examine and evaluate its various strategic alternatives, including its ability to reorganize its legal and tax structure to mitigate the expected impact of the SIFT Rules. While no assurances can be provided regarding the strategic alternatives, if any, that may be available, the strategic alternatives considered will recognize that on March 12, 2009 the federal government enacted the SIFT Conversion Rules.

There can be no assurance that the Trust will not cease to qualify as a “mutual fund trust” under the Tax Act or that it will not become a SIFT trust prior to January 1, 2011.

If the Trust ceases to qualify as a “mutual fund trust” under the Tax Act, the Trust Units will cease to be qualified investments for a variety of plans, which could have negative tax consequences.

If the Trust ceases to qualify as a “mutual fund trust”, the Trust Units will cease to be qualified investments for trusts governed by “registered retirement savings plans”, “registered retirement income funds”, “deferred profit sharing plans” and “registered education savings plans”, each as defined in the Tax Act (collectively, “Exempt Plans”) and for trusts governed by “tax-free savings accounts”, as defined in the Tax Act. Where, at the end of any month, an Exempt Plan holds trust units that are not qualified investments, the Exempt Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the trust units at the times such trust units were acquired by the Exempt Plan. In addition, where a trust governed by a “registered retirement savings plan” or “registered retirement income fund” holds trust units that are not qualified investments, such trust will become taxable on its income attributable to the trust units while they are not qualified investments, including the full amount of any capital gain realized on a disposition of trust units while they are not qualified investments. Where a trust governed by a “registered education savings plan” holds trust units that are not qualified investments, the plan’s registration may be revoked. Where a trust governed by a “tax-free savings account” holds trust units that cease to be qualified investments, the holder of that “tax-free savings account” may be required to pay a tax under Part XI.01 of the Tax Act equal to 50% of the fair market value of such trust units at the time the trust units ceased to be a qualified investment.

A change in the structure of the Trust may have an adverse effect on Unitholders.

As a result of the adoption of the SIFT Rules, management of the Trust may, from time to time, evaluate the organizational and capital structure of the Trust and its subsidiaries to ensure that it remains appropriate and efficient for the business of the Trust and the benefit of Unitholders. Such evaluation and review may result in the recommendation that Unitholders approve a conversion of the Trust to a corporation.

In the event that such a recommendation were to be made, approved and implemented, the Trust’s income trust structure could be reorganized into a corporation and the Unitholders may become shareholders of that corporation which would own all of the Trust Units of the Trust. Under this form of reorganization, each Unitholder would exchange its Trust Units for shares of the successor corporation. Such reorganization would be subject to a review of all possible reorganization alternatives as well as approval of the Unitholders and to such other approvals as may be required, including regulatory, stock exchange and court approvals.

In connection with any such reorganization, the current distribution policies of the Trust would be replaced by the dividend policy of the successor corporation which may result in a decrease in the cash amount distributed compared with the current or prior distributions of the Trust. Furthermore, the reorganization would result in the conversion of the Trust into an entity that would be subject to Canadian federal and provincial income tax.

Any such reorganization may occur prior to January 1, 2011 and may have an adverse impact on the market price of the Trust Units.

The composition for Canadian federal income tax purposes of distributions on Trust Units may change over time, and such changes could negatively affect the return on the Trust Units.

Unlike interest payments on an interest-bearing security, distributions by income trusts on trust units (including the Trust Units) may, for Canadian federal income tax purposes, be composed of different types of payments (portions of which may be fully or partially taxable or may constitute non-taxable “returns of capital”). The composition for Canadian federal income tax purposes of distributions may change over time, thus affecting the after-tax return to Unitholders who are resident in Canada for purposes of the Tax Act (“Canadian Holders”). Therefore, the rate of return for Canadian Holders over a defined period may not be comparable to the rate of return on a fixed-income security that provides a return on capital over the same period. This is because a Canadian Holder may receive distributions that constitute a return of capital (rather than a return on capital) to some extent during the relevant period. Returns on capital are generally taxed as ordinary income, dividends or taxable capital gains in the hands of a holder of Trust Units, while returns of capital are generally non-taxable to a Canadian Holder (but reduce the adjusted cost base in a Trust Unit for Canadian federal income tax purposes).

Issuance of additional Trust Units in lieu of cash distributions could negatively affect the value of the Trust Units and result in the payment of taxes.

The Declaration of Trust provides that an amount equal to the taxable income of the Trust will be payable each year to Unitholders in order to reduce the Trust’s taxable income to zero. Where in a particular year, the Trust does not have sufficient cash to distribute such an amount, the Declaration of Trust provides that additional Trust Units may be distributed in lieu of cash payments. Such “in kind” distributions have been declared by the Trust in each of 2006, 2007 and 2008. In such a case, Unitholders will generally be required to include an amount equal to the fair market value of those Trust Units in their taxable income in the year declared, notwithstanding that they do not directly receive a cash payment.

Unitholders face a possibility of personal liability in connection with the obligations and affairs of the Trust.

The Declaration of Trust provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines that Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Trust’s assets. Pursuant to the Declaration of Trust, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability. The Declaration of Trust provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that obligations under those instruments will not be binding upon Unitholders personally. Personal liability may however arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely. The Income Trusts Liability Act (Alberta) came into force on July 1, 2004. The legislation provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustee(s) of the trust that arises after the legislation came into force. However, this legislation has not yet been ruled upon by the courts. The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Unitholders for claims against the Trust, including by obtaining appropriate insurance, where available and to the extent commercially feasible.

The distribution of assets on redemption or termination of the Trust may have adverse consequences.

It is anticipated that a redemption right will not be the primary mechanism for Unitholders to liquidate their investment. Securities which may be received as a result of a redemption of Trust Units will not be listed on any stock exchange and no market for such securities is expected to develop. The securities so distributed may not be qualified investments for Exempt Plans, depending upon the circumstances existing at that time. On termination of the Trust, the Board of Trustees may distribute the securities directly to Unitholders, subject to obtaining all of the necessary regulatory approvals. In addition, there may be resale restrictions imposed by applicable law upon the recipients of securities pursuant to a redemption right.

The Trust could face negative tax consequences for previous transactions.

The business and operations of Precision prior to completion of the Plan of Arrangement pursuant to which former shareholders of Precision were issued Trust Units were complex and Precision has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as Precision’s interpretation of relevant tax legislation and regulations. Management believes that the provision for income tax is adequate and in accordance with generally accepted accounting principles and applicable legislation and regulations. However, there are a number of tax filing positions that can still be the subject of review by taxation authorities who may successfully challenge Precision’s interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by Precision and the amount payable without penalties could be up to $382 million as of December 31, 2008. Any increase in tax liability would reduce the net assets of and funds available to the Trust.

The Trust received Notices of Reassessment from a provincial taxing authority relating to a prior period tax filing position in the total amount of $58 million as of December 31, 2008. This $58 million has been paid, recorded as a long-term receivable and included in the $382 million tax contingency disclosed in the preceding paragraph. The income tax-related portion of the applicable reassessments and the interest portion is $38 million and $20 million, respectively.

Changes in legislation may have an adverse effect on Unitholders.

There can be no assurance that income tax laws related to the status of “mutual fund trusts”, the taxation of “mutual fund trusts”, or other matters will not be changed in a manner which adversely affects Unitholders. Environmental and applicable operating legislation may be changed in a manner which adversely affects Unitholders.

Risks Relating To The Business Currently Conducted By Precision

The operations of Precision are dependent on the price of oil and natural gas.

Precision sells its services to oil and natural gas exploration and production companies. Macro economic and geopolitical factors associated with oil and natural gas supply and demand are prime drivers for pricing and profitability within the oilfield services industry. Generally, when commodity prices are relatively high, demand for Precision’s services are high, while the opposite is true when commodity prices are low. The markets for oil and natural gas are separate and distinct. Oil is a global commodity with a vast distribution network. As natural gas is most economically transported in its gaseous state via pipeline, its market is dependent on pipeline infrastructure and is subject to regional supply and demand factors. However, recent developments in the transportation of liquefied natural gas (“LNG”) in ocean going tanker ships have introduced an element of globalization to the natural gas market. Crude oil and natural gas prices are quite volatile, which accounts for much of the cyclical nature of the oilfield services business.

Worldwide military, political and economic events, including initiatives by the Organization of the Petroleum Exporting Countries and other major petroleum exporting countries, for instance, may affect both the demand for, and the supply of, oil and natural gas. Weather conditions, governmental regulation (both in Canada and elsewhere), levels of consumer demand, the availability of pipeline capacity, United States and Canadian natural gas storage levels and other factors beyond Precision’s control may also affect the supply of and demand for oil and natural gas and thus lead to future price volatility. A prolonged reduction in oil and natural gas prices would likely depress the level of exploration and production activity. This would likely result in a corresponding decline in the demand for Precision’s services and could have a material adverse effect on its revenues, cash flows and profitability. Lower oil and natural gas prices could also cause Precision’s customers to seek to terminate, renegotiate or fail to honour Precision’s drilling contracts which could affect the fair market value of its rig fleet which in turn could trigger a write down for accounting purposes, Precision’s ability to retain skilled rig personnel and Precision’s ability to obtain access to capital to finance and grow its businesses. There can be no assurance that the future level of demand for Precision’s services or future conditions in the oil and natural gas and oilfield services industries will not decline.

Precision’s accounts receivable are with customers involved in the oil and natural gas industry, whose revenues may be impacted by fluctuations in commodity prices. The collection of receivables may be adversely affected by any prolonged weakness in oil and natural gas prices.

The intense price competition and cyclical nature of the contract drilling industry could have an adverse effect on revenue and profitability.

The contract drilling business is highly competitive with numerous industry participants, and the drilling contracts Precision competes for are usually awarded on the basis of competitive bids. Management believes pricing and rig availability are the primary factors considered by Precision’s potential customers in determining which drilling contractor to select. Management believes other factors are also important. Among those factors are:

•	the drilling capabilities and condition of drilling rigs;

•	the quality of service and experience of rig crews;

•	the safety record of the contractor and the particular drilling rig;

•	the offering of ancillary services;

•	the ability to provide drilling equipment adaptable to, and personnel familiar with, new technologies and drilling techniques; and

•	the mobility and efficiency of rigs.

The contract drilling industry historically has been cyclical and has experienced periods of low demand, excess rig supply, and low dayrates, followed by periods of high demand, short rig supply and increasing dayrates. Periods of excess drilling rig supply intensify the competition in the industry and often result in rigs being idle. There are numerous contract drilling competitors in each of the markets in which Precision competes. In all of those markets, an oversupply of drilling rigs can cause greater price competition. Contract drilling companies compete primarily on a regional basis, and the intensity of competition may vary significantly from region to region at any particular time. If demand for drilling services is better in a region where Precision operates, its competitors might respond by moving in suitable drilling rigs from other regions, by reactivating previously stacked rigs or purchasing new drilling rigs. An influx of drilling rigs into a market area from any source could rapidly intensify competition and make any improvement in demand for drilling rigs short-lived.

The number of drilling rigs competing for work in the market areas Precision serves has increased due to the entry into those markets of newly-built or newly-refurbished rigs. Management expects that more of these newer rigs may enter Precision’s market areas over the next year. The addition of these drilling rigs in 2008 has and could continue to intensify price competition and possibly reduce customer demand for term drilling contracts, which would have an adverse effect on the revenues, cash flows and earnings of the Trust.

Deteriorating conditions in the credit markets may adversely affect business.

The ability to make scheduled payments on or to refinance debt obligations depends on the financial condition and operating performance of the Trust, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond its control. The credit markets have recently experienced and continue to experience adverse conditions. Continuing volatility in the credit markets may increase costs associated with debt instruments due to increased spreads over relevant interest rate benchmarks, or affect the Trust’s, or third parties it seeks to do business with, ability to access those markets. The Trust may be unable to maintain a level of cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on its indebtedness.

In addition, there has been substantial uncertainty in the capital markets and access to financing is uncertain. These conditions could have an adverse effect on the industry in which the Trust operates and its business, including future operating results. Precision’s customers may curtail their drilling programs, which could result in a decrease in demand for drilling rigs and a reduction in dayrates, reduction in the number and profitability of turnkey jobs and/or utilization. In addition, certain customers could experience an inability to pay suppliers, including the Trust, in the event they are unable to access the capital markets to fund their business operations.

Capital overbuild in the drilling industry could lead to a decline in demand for Precision’s services.

Because of the long life nature of drilling equipment and the lag between the moment a decision to build a rig is made and the moment the rig is placed into service, the number of rigs in the industry does not always correlate to the level of demand for those rigs. Periods of high demand often spur increased capital expenditures on rigs, and those capital expenditures may exceed actual demand. Management believes that there is currently an excess of rigs in the North American oil and gas industry in relation to current levels of demand. This capital overbuild could cause Precision’s competitors to lower their rates and could lead to a decrease in rates in the oilfield services industry generally, which would have an adverse effect on the revenues, cash flows and earnings of the Trust.

Business in Precision’s industry is seasonal and highly variable.

In Canada and the northern part of the United States, the level of activity in the oilfield service industry is influenced by seasonal weather patterns. During the spring months, wet weather and the spring thaw make the ground unstable. Consequently, municipalities and counties and provincial and state transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels and placing an increased level of importance on the location of Precision’s equipment prior to imposition of the road bans. The timing and length of road bans is dependant upon the weather conditions leading to the spring thaw and the weather conditions during the thawing period. Additionally, certain oil and natural gas producing areas are located in areas of western Canada that are inaccessible, other than during the winter months, because the ground surrounding or containing the drilling sites in these areas consists of terrain known as muskeg. Until the muskeg freezes, the rigs and other necessary equipment cannot cross the terrain to reach the drilling site. Moreover, once the rigs and other equipment have been moved to a drilling site, they may become stranded or otherwise unable to relocate to another site should the muskeg thaw unexpectedly. Precision’s business results depend, at least in part, upon the severity and duration of the winter season.

New technology could place Precision at a disadvantage versus competitors.

Complex drilling programs for the exploration and development of remaining conventional and unconventional oil and natural gas reserves in North America demand high performance drilling rigs. The ability of drilling rig service providers to meet this demand will depend on continuous improvement of existing rig technology such as drive systems, control systems, automation, mud systems and top drives to improve drilling efficiency. Precision’s ability to deliver equipment and services that are more efficient is critical to continued success. There is no assurance that competitors will not achieve technological improvements that are more advantageous, timely or cost effective than improvements developed by Precision.

Unexpected cost overruns on turnkey drilling jobs could adversely affect Precision’s revenues.

Grey Wolf historically derived a portion of its revenues from turnkey drilling contracts and management of Precision expects that turnkey drilling will continue to represent a part of Precision’s revenue. The occurrence of operating cost overruns on turnkey jobs could have a material adverse effect on the Trust’s financial position and results of operations. Under a typical turnkey drilling contract, Precision would agree to drill a well for a customer to a specified depth and under specified conditions for a fixed price. As part of this arrangement, Precision would typically provide technical expertise and engineering services, as well as most of the equipment required for the drilling of turnkey wells. Precision would use subcontractors for related services. In the typical turnkey drilling arrangement, Precision would not receive progress payments and would be entitled to be paid by the customer only after the terms of the drilling contract have been performed in full. In addition, from time to time, Grey Wolf had encountered difficulties on wells being drilled under turnkey contracts and has incurred related costs, not all of which have been covered by Grey Wolf’s insurance. For these reasons, the risk under turnkey drilling contracts is substantially greater than for wells drilled on a daywork basis, because under such contracts Precision must assume most of the risks associated with drilling operations that are generally assumed by the customer under a daywork contract.

Any difficulty Precision experiences retaining, replacing or adding personnel could adversely affect its business.

Precision may not be able to find enough skilled labor to meet its needs, which could limit its growth. As a result, Precision may have problems finding enough skilled and unskilled laborers in the future if demand for its services increases. If Precision is not able to increase its service rates sufficiently to compensate for similar wage rate increases, its operating results may be adversely affected.

Although Precision has not historically encountered material difficulty in hiring and retaining qualified rig crews, shortages of qualified personnel have occurred in the past in its industry during periods of high demand. The demand for qualified rig personnel has increased as a result of overall stronger demand for land drilling services over the last few years. Management believes the demand for qualified rig personnel could increase further as new and refurbished rigs are brought into service by the Trust and its competitors.

Other factors may also inhibit the Trust’s ability to find enough workers to meet its employment needs. The work currently performed by the employees of the Trust requires skilled workers who can perform physically demanding work. As a result of that industry’s volatility and the demanding nature of the work, workers may choose to pursue employment in fields that offer a more desirable work environment at wage rates that are competitive with Precision’s. Management believes that its success is dependent upon its ability to continue to employ and retain skilled technical personnel and qualified rig personnel. The Trust’s inability to employ or retain skilled technical personnel and qualified rig personnel generally could have a material adverse effect on its operations.

Precision’s ability to provide reliable services is dependent upon the availability of well-trained, experienced crews to operate its field equipment. Precision must also balance the requirement to maintain a skilled workforce with the need to establish cost structures that fluctuate with activity levels. Within Precision the most experienced employees are retained during periods of low utilization by having them fill lower level positions on field crews. Many of Precision’s businesses are currently experiencing manpower shortages in peak operating periods. These shortages are likely to be further challenged by the number of rigs being added to the industry along with the entrance and expansion of newly formed oilfield service companies.

The business of Precision is affected by governmental regulations and policies.

Certain activities of Precision are affected by factors that are beyond its control or influence. The drilling rig, camp and catering, service rig, snubbing, rentals, wastewater treatment and related service businesses and activities of Precision in Canada and the drilling rig, camp and rentals business and activities of Precision in the United States are directly affected by fluctuations in exploration, development and production activity carried on by its customers which, in turn, is dictated by numerous factors including world energy prices and government policies. The addition, elimination or curtailment of government regulations and incentives could have a significant impact on the oil and natural gas business in Canada and the United States. These factors could lead to a decline in the demand for Precision’s services, resulting in a material adverse effect on revenues, cash flows, earnings and cash distributions to Unitholders.

Compliance with various environmental laws, rules, legislation and guidelines could impose greater costs on Precision’s business or lead to a decline in the demand for services.

There is growing concern about the apparent connection between the burning of fossil fuels and climate change. The issue of energy and the environment has created intense public debate in Canada and around the world in recent years that is likely to continue for the foreseeable future and could potentially have a significant impact on all aspects of the economy including the demand for hydrocarbons and resulting in lower demand for Precision’s services.

Precision’s operations are subject to numerous laws, regulations and guidelines governing the management, transportation and disposal of hazardous substances and other waste materials and otherwise relating to the protection of the environment and health and safety. These laws, regulations and guidelines include those relating to spills, releases, emissions and discharges of hazardous substances or other waste materials into the environment, requiring removal or remediation of pollutants or contaminants and imposing civil and criminal penalties for violations. Some of the laws, regulations and guidelines that apply to Precision’s operations also authorize the recovery of natural resource damages by the government, injunctive relief, and the imposition of stop, control, remediation and abandonment orders. The costs arising from compliance with such laws, regulations and guidelines may be material to Precision.

The trend in environmental regulation has been to impose more restrictions and limitations on activities that may impact the environment, including the generation and disposal of wastes and the use and handling of chemical substances. These restrictions and limitations have increased operating costs for both Precision and its customers. Any regulatory changes that impose additional environmental restrictions or requirements on Precision or its customers could adversely affect Precision through increased operating costs and potential decreased demand for Precision’s services.

While Precision maintains liability insurance, including insurance for environmental claims, the insurance is subject to coverage limits and certain of Precision’s policies exclude coverage for damages resulting from environmental contamination. There can be no assurance that insurance will continue to be available to Precision on commercially reasonable terms, that the possible types of liabilities that may be incurred by Precision will be covered by Precision’s insurance, or that the dollar amount of such liabilities will not exceed Precision’s policy limits. Even a partially uninsured claim, if successful and of sufficient magnitude, could have a material adverse effect on Precision’s business, results of operations, prospects and funds available for distributions.

The Trust and Precision may face potential unknown liabilities.

There may be unknown liabilities assumed by the Trust through its direct and indirect interests in Precision and its other operating subsidiaries (including the former Grey Wolf), including those associated with prior acquisitions and dispositions by Precision as well as environmental issues or tax issues. Specifically, Precision has provided certain indemnities to the purchasers under the agreement dated September 13, 2005 between Precision and 1191678 Alberta Inc. The discovery of any material liabilities could have an adverse affect on the financial condition and results of discontinued operations of Precision and, as a result, the amount of cash available for distribution to Unitholders.

Precision is subject to various risks from its foreign operations.

Precision conducts a material portion of its business in the United States and is subject to risks inherent in such operations, such as: terrorist threats; fluctuations in currency and exchange controls; increases in duties and taxes; and changes in laws and policies governing operations. In addition, in the United States jurisdictions in which Precision operates, it is subject to various laws and regulations that govern the operation and taxation of its businesses in such jurisdictions and the imposition, application and interpretation of which laws and regulations can prove to be uncertain.

Precision’s operations face many risks of interruption and casualty losses.

Precision’s operations are subject to many hazards inherent in the drilling, workover and well servicing industries, including blowouts, cratering, explosions, fires, loss of well control, loss of hole, damaged or lost drilling equipment and damage or loss from inclement weather or natural disasters and reservoir damage. Any of these hazards could result in personal injury or death, damage to or destruction of equipment and facilities, suspension of operations, environmental damage, damage to the property of others and damage to producing or potentially productive oil and natural gas formations through which Precision drills. Generally, drilling and service rig contracts provide for the division of responsibilities between a drilling or service rig company and its customer, and Precision seeks to obtain indemnification from its customers by contract for certain of these risks. Precision also seeks protection through insurance. However, Precision cannot ensure that such insurance or indemnification agreements will adequately protect it against liability from all of the consequences of the hazards described above. The occurrence of an event not fully insured or indemnified against, or the failure of a customer or insurer to meet its indemnification or insurance obligations, could result in substantial losses. In addition, insurance may not be available to cover any or all of these risks, or, even if available, may not be adequate. Insurance premiums or other costs may rise significantly in the future, so as to make such insurance prohibitively expensive or uneconomic. This is particularly of concern in the wake of the September 11, 2001 terrorist attacks in the United States and the severe hurricane damage in the United States Gulf Coast region in 2005, 2007 and 2008, all of which have resulted in significantly increased insurance costs, deductibles and coverage restrictions. In future insurance renewals, Precision may choose to increase its self insurance retentions (and thus assume a greater degree of risk) in order to reduce costs associated with increased insurance premiums.

Risks Relating to the Acquisition

The Trust and its subsidiaries have incurred substantial debt in connection with the Acquisition, which could have a material adverse effect on its financial position and limit its future operations.

The Trust and its subsidiaries have a significant amount of debt as a result of the financing of the Acquisition. The proceeds from the issuance of the Trust Units, Warrants and Senior Notes were used to reduce the obligations of Precision under the Unsecured Facility. See “Business of Precision — Material Debt” and “Private Placement”.

The Trust’s substantial debt could have a material adverse effect on its financial condition and results of operations as well as on the distributions that the Trust may pay to Unitholders. In particular, it could:

•	increase the Trust’s vulnerability to general adverse economic and industry conditions and require it to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, thereby reducing the availability of its cash flow to fund working capital, capital expenditures, acquisitions, other debt service requirements, distributions to Unitholders and other general corporate purposes;

•	decrease the Trust’s ability to satisfy its obligations under the Credit Facilities and the Senior Notes or other indebtedness and, if the Trust fails to comply with these requirements, an event of default could result;

•	increase the Trust’s vulnerability to covenants relating to its indebtedness which may limit the Trust’s ability to obtain additional financing for working capital, capital expenditures and other general corporate activities;

•	increase the Trust’s exposure to risks inherent in interest rate fluctuations and changes in credit ratings or statements from rating agencies because certain of its borrowings (including borrowings under the Credit Facilities) are at variable rates of interest, which would result in higher interest expense to the extent the Trust has not hedged these risks against increases in interest rates;

•	increase the Trust’s exposure to exchange rate fluctuations because a change in the value of the Canadian dollar against the United States dollar will result in an increase or decrease in the Trust’s United States dollar denominated debt, as expressed in Canadian dollars, as well as in the related interest expense;

•	increase the Trust’s vulnerability to covenants relating to its indebtedness that may limit the Trust’s flexibility in planning for, or reacting to, changes in its business or the industry in which it operates;

•	place the Trust at a competitive disadvantage compared to its competitors that have less debt;

•	limit the Trust’s ability to borrow additional funds to meet its operating expenses, to make acquisitions and for other purposes; and

•	limit the Trust’s ability to construct, purchase or acquire new rigs.

The Trust and its subsidiaries may be able to incur substantial additional debt in the future, including additional secured debt pursuant to the Secured Facility and under operating facilities. This could further exacerbate the risks associated with its substantial debt.

Precision will require significant amounts of cash to service indebtedness.

Precision will require significant amounts of cash in order to service and repay indebtedness. The ability to generate cash in the future will be, to a certain extent, subject to general economic, financial, competitive and other factors that may be beyond management’s control. In addition, the ability to borrow funds in the future to service debt will depend on covenants in the Credit Facilities, the Senior Notes and other debt agreements which may be entered into in the future. Future borrowings may not be available to the Trust or Precision under the Secured Facility or from the capital markets in amounts sufficient to enable the Trust or Precision to pay obligations as they mature or to fund other liquidity needs. If Precision is not able to obtain such borrowings or generate cash flow from operations in an amount sufficient to enable it to service and repay indebtedness, the Trust and Precision will need to refinance indebtedness or they will be in default under the agreements governing indebtedness. Such refinancing may not be available on favorable terms or at all. The inability to service, repay and/or refinance indebtedness could negatively impact the Trust’s financial condition and results of operations.

The Credit Facilities and the Senior Notes contain restrictive covenants.

Each of the Secured Facility, the Unsecured Facility and the Senior Notes contains a number of covenants that, among other things, restrict the Trust’s, Precision’s and their subsidiaries’ ability to conduct certain activities.

In addition, under the Secured Facility, Precision will be required to satisfy and maintain certain financial ratio tests, which ratios may be changed by the lenders in certain circumstances. Precision’s ability to meet such tests could be affected by events beyond its control, and Precision may not be able to meet such tests. A breach of any of these covenants could result in a default under the Secured Facility, the Unsecured Facility or the Senior Notes. Upon the occurrence of an event of default under the Credit Facilities, the lenders could elect to declare all amounts outstanding under the Credit Facilities to be immediately due and payable and terminate all commitments to extend further credit. Upon the occurrence of an event of default under the Senior Notes, the noteholder could elect to declare all amounts outstanding under the Senior Notes to be immediately due and payable. If Precision is unable to repay those amounts payable under the Credit Facilities, the lenders under the Credit Facilities could proceed to foreclose or otherwise realize upon any collateral granted to them to secure that indebtedness. If the lenders or the noteholder accelerate the repayment of borrowings, Precision may not have sufficient assets to repay the Credit Facilities or the Senior Notes as well as other unsecured indebtedness. The acceleration of indebtedness under one agreement may permit acceleration of indebtedness under other agreements that contain cross-default or cross-acceleration provisions. If indebtedness is accelerated, Precision may not be able to repay its indebtedness or borrow sufficient funds to refinance it. Even if Precision is able to obtain new financing, it may not be on commercially reasonable terms or on terms that are acceptable. The restrictions in the Credit Facilities and the Senior Notes may adversely affect the ability to finance future operations and capital needs and to pursue available business opportunities. Moreover, any new indebtedness incurred by Precision may impose financial restrictions and other covenants that may be more restrictive than the Credit Facilities and the Senior Notes.

The terms of Precision’s Credit Facilities may be amended by the lenders.

In order to complete a successful syndication of the Secured Facility, the Commitment Banks are entitled, prior to June 10, 2009 (extended from March 23, 2009) in consultation with Precision, to change certain of the terms of the Credit Facilities including, without limitation, to implement additional increases in interest rates, original issue discounts and/or upfront fees, reallocate within the term loans comprising the Secured Facility and between the Secured Facility and the Unsecured Facility and amend certain covenants, financial ratio tests and other provisions for portions of the Secured Facility. Such changes may result in materially increased or accelerated debt service payments or debt repayments, reduce cash distributions that may be made by the Trust to Unitholders or otherwise materially adversely affect the financial position and operations of the Trust. In addition, adverse market conditions could result in higher than expected interest and/or original issue discount rates or subject the Trust to restrictive covenants that impose restrictions and limitations that are in addition to, or more restrictive than, those currently existing.

All the anticipated benefits of the Acquisition may not be realized.

The success of the Acquisition will depend, in part, on the ability of the Trust to achieve the anticipated strategic benefits from integrating the businesses of Grey Wolf into the Trust. Management expects the Trust to benefit from modest operational synergies resulting from the integration of the capabilities of Grey Wolf as well as greater efficiencies from increased scale. If the Trust is not able to achieve these objectives, the anticipated cost synergies and other strategic benefits of the Acquisition may not be realized fully or at all or may take longer to realize than expected. The Trust may fail to realize some or all of the anticipated benefits of the Acquisition in the amounts and times projected for a number of reasons, including that the integration may take longer than anticipated, be more costly than anticipated or have unanticipated adverse results relating to the Trust’s businesses. As a result of these factors, it is possible that the Trust will not achieve the anticipated operating synergies from the Acquisition.

Grey Wolf may not be integrated successfully.

Prior to the Acquisition, the Trust and Grey Wolf operated independently. As a result, the combined operation of the resulting entities from the Acquisition will present challenges to management, including the integration of the operations, systems, technologies and personnel of Grey Wolf, and special risks, including possible unanticipated liabilities, unanticipated costs, diversion of management’s attention, inconsistencies in standards, controls, procedures and policies, operational interruptions and the loss of key employees, customers or suppliers. The difficulties to be encountered in the transition and integration processes could have an adverse effect on the revenues, levels of expenses and operating results of the combined company. As a result, the Trust may not be able to successfully integrate Grey Wolf.

The Trust’s consolidated results of operations may be negatively impacted by foreign currency fluctuations.

A substantial portion of the Trust’s consolidated revenues following the Acquisition will be earned in non-Canadian currencies, primarily United States dollars. For purposes of financial reporting under Canadian GAAP, revenues and expenses denominated in non-Canadian currencies are translated into Canadian dollars at the average exchange rates prevailing during the year. It is expected that the Trust will continue to report its financial results in Canadian dollars. The revenues that are earned in currencies other than Canadian dollars are subject to unpredictable fluctuations if the values of non-Canadian currencies change relative to the Canadian dollar. Such fluctuations could decrease the Trust’s revenues earned in non-Canadian currencies and have a material adverse impact on its business and results of operations.

Risks Relating To This Rights Offering

Subscription Price not an Indication of Value

The Subscription Price is $3.00 for each Trust Unit purchased, which is a price equal to approximately 61% of the weighted average closing price for the Trust Units on the TSX for the five trading days immediately prior to the date hereof. The Subscription Price was determined by the Board of Trustees and does not necessarily bear any relationship to the book value of the Trust’s assets, past operations, cash flows, losses, financial condition or any other established criteria for value. Unitholders and Exchangeable Unitholders should not consider the Subscription Price as an indication of the

Trust’s value. After the date of this Rights Offering Circular, the Trust Units may trade at prices above or below the Subscription Price.

Decline in the Trading Price May Occur

The trading price of the Trust Units in the future may decline below the Subscription Price. The Trust can make no assurance that the Subscription Price will remain below any future trading price for the Trust Units. Future prices of the Trust Units may adjust positively or negatively depending on various factors including Precision’s future revenues, Precision’s operations, speculation in the trade or business press about Precision’s operations, and overall conditions affecting Precision’s businesses, economic trends and the securities markets.

No Revocation of Right

Even if the Trust Unit price declines below the Subscription Price for the Trust Units, resulting in a loss on Subscribers’ investments upon the exercise of the Subscribers’ Rights, Subscribers may not revoke or change the exercise of Rights after they send in their subscription forms and payment. The Trust may, in its discretion, extend the Rights Expiry Time in accordance with applicable Canadian securities laws and TSX policies. During any potential extension of time, the Trust Unit price may decline below the Subscription Price and result in a loss on Subscribers’ investments upon the exercise of the Rights. If the Rights Expiry Time is extended after Subscribers send in their subscription forms and payment, Subscribers still may not revoke or change the exercise of Rights.

No Interest on Subscription Funds

If the Trust cancels the Rights Offering, neither the Trust nor Computershare will have any obligation with respect to the Rights, except to return, without interest, any subscription payments to Subscribers.

Participation in the Rights Offering is not Assured

If a Unitholder or an Exchangeable Unitholder exercises its Rights, it may not revoke the exercise for any reason unless the Trust amends the Rights Offering. If the Trust decides to terminate the Rights Offering, the Trust will not have any obligation with respect to the Rights except to return any subscription payments, without interest.

Unitholders Need to Act Promptly and Follow Subscription Instructions

Unitholders and Exchangeable Unitholders who desire to purchase Trust Units in this Rights Offering must act promptly to ensure that all required forms and payments are actually received by Computershare prior to 4:30 p.m., Calgary time, on June 3, 2009, the Rights Expiry Time, and any permitted extension of the Rights Expiry Time. If Unitholders fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to the exercise of Rights by the holder, Computershare may, depending on the circumstances, reject the subscription or accept it to the extent of the payment received. Neither the Trust nor Computershare undertakes to Subscribers concerning, or will attempt to correct, an incomplete or incorrect subscription form or payment. The Trust has the sole discretion to determine whether an exercise of Rights properly follows the subscription procedures.

INQUIRIES

Inquiries relating to this Rights Offering should be directed to one of:

By Mail to:
Suite 600, 530 — 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Canada
Attention: Corporate Actions
E-mail: corporateactions@computershare.com
Telephone: (800) 564-6253

By Hand or Courier to:
9th Floor, 100 University Ave.
Toronto, Ontario M5J 2Y1
Canada
E-mail: corporateactions@computershare.com
Telephone: (800) 564-6253

By Mail to:
P.O. Box 7021
31 Adelaide St. E
Toronto, Ontario M5C 3H2
Canada
Attention: Corporate Actions
E-mail: corporateactions@computershare.com
Telephone: (800) 564-6253

ADDITIONAL INFORMATION

Documents affecting the rights of Unitholders, along with other information relating to the Trust, are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO UNITHOLDERS
EXHIBITS

Exhibit
Number	Description

2.1
Annual Information Form of Precision Drilling Trust for the year ended December 31, 2008, dated March 30, 2009 (included as part of the Form 40-F filed with the Securities and Exchange Commission on March 30, 2009 and incorporated by reference herein).

2.2
Audited comparative consolidated financial statements of Precision Drilling Trust as at December 31, 2008 and 2007, the notes thereto and the auditors’ report thereon (included as part of the Form 40-F filed with the Securities and Exchange Commission on March 30, 2009 and incorporated by reference herein).

2.3
Management’s discussion and analysis of financial condition and results of operations of Precision Drilling Trust as at and for the year ended December 31, 2008 (included as part of the Form 40-F filed with the Securities and Exchange Commission on March 30, 2009 and incorporated by reference herein).

2.4	Information Circular of the Trust dated April 15, 2009 (filed with the Securities and Exchange Commission as part of a Form 6-K report on April 15, 2009 and incorporated by reference herein).

2.5	Material change report dated August 28, 2008 (included as part of the Form F-10 filed with the Securities and Exchange Commission on January 22, 2009 and incorporated by reference herein).

2.6	Material change report dated December 19, 2008 (included as part of the Form F-10 filed with the Securities and Exchange Commission on January 22, 2009 and incorporated by reference herein).

2.7	Material change report dated December 23, 2008 (included as part of the Form F-10 filed with the Securities and Exchange Commission on January 22, 2009 and incorporated by reference herein).

*3.1	Consent of KPMG.

*4.1	Power of attorney (pages III-2 of the Registration Statement).

*	Filed herewith.

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PART III
CONSENT TO SERVICE OF PROCESS
Consent to Service of Process
(a)	Concurrently with the filing of this Registration Statement, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)	Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment of Form F-X referencing the file number of the relevant registration statement.

III-1

SIGNATURES
          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-7 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Country of Canada, on the 27th day of April, 2009.

PRECISION DRILLING TRUST, by its administrator, Precision Drilling Corporation
By:	/s/ Douglas J. Strong
Douglas J. Strong
Chief Financial Officer, Precision Drilling Corporation

POWER OF ATTORNEY
          Each person whose signature appears below constitutes and appoints each of Douglas J. Strong and Kenneth J. Haddad his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing appropriate or necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
          This Power and Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.
          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Kevin A. Neveu Kevin A. Neveu	Chief Executive Officer, Precision Drilling Corporation	April 27, 2009
/s/ Douglas J. Strong Douglas J. Strong	Chief Financial Officer, Precision Drilling Corporation	April 27, 2009
/s/ Leonard C. Gambles Leonard C. Gambles	Chief Accounting Officer, Precision Drilling Corporation	April 27, 2009
/s/ Robert J.S. Gibson Robert J.S. Gibson	Trustee	April 27, 2009
/s/ Allen R. Hagerman, FCA Allen R. Hagerman, FCA	Trustee	April 27, 2009
/s/ Patrick M. Murray Patrick M. Murray	Trustee	April 27, 2009

III-2

AUTHORIZED REPRESENTATIVE
          Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of Precision Drilling Trust in the United States, on April 27, 2009 in Houston, Texas.

Precision Drilling Corporation (Authorized Representative)
By:	/s/ Kenneth J. Haddad
Kenneth J. Haddad
Vice President

III-3

EXHIBIT INDEX

Exhibit
Number	Description

2.1
Annual Information Form of Precision Drilling Trust for the year ended December 31, 2008, dated March 30, 2009 (included as part of the Form 40-F filed with the Securities and Exchange Commission on March 30, 2009 and incorporated by reference herein).

2.2
Audited comparative consolidated financial statements of Precision Drilling Trust as at December 31, 2008 and 2007, the notes thereto and the auditors’ report thereon (included as part of the Form 40-F filed with the Securities and Exchange Commission on March 30, 2009 and incorporated by reference herein).

2.3
Management’s discussion and analysis of financial condition and results of operations of Precision Drilling Trust as at and for the year ended December 31, 2008 (included as part of the Form 40-F filed with the Securities and Exchange Commission on March 30, 2009 and incorporated by reference herein).

2.4	Information Circular of the Trust dated April 15, 2009 (filed with the Securities and Exchange Commission as part of a Form 6-K report on April 15, 2009 and incorporated by reference herein).

2.5	Material change report dated August 28, 2008 (included as part of the Form F-10 filed with the Securities and Exchange Commission on January 22, 2009 and incorporated by reference herein).

2.6	Material change report dated December 19, 2008 (included as part of the Form F-10 filed with the Securities and Exchange Commission on January 22, 2009 and incorporated by reference herein).

2.7	Material change report dated December 23, 2008 (included as part of the Form F-10 filed with the Securities and Exchange Commission on January 22, 2009 and incorporated by reference herein).

*3.1	Consent of KPMG.

*4.1	Power of attorney (pages III-2 of the Registration Statement).

*	Filed herewith.

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